Exhibit 2

STAKE PURCHASE AGREEMENT

BY AND AMONG

NUCOR CORPORATION,

NUCOR EUROPEAN HOLDINGS BV,

AND

DUFERCO PARTICIPATIONS HOLDING LTD.,

DUFERCO ITALIA HOLDING S.P.A.

4.04	Binding Agreement	31
4.05	Litigation	31
4.06	Buyer’s Acknowledgement	31

ARTICLE V COVENANTS AND AGREEMENTS OF THE PARTIES		32

5.01	Standstill	32
5.02	Pre Closing Conduct of Business	32
5.03	Certain Actions	32
5.04	Consultation with Buyer; Pre Closing Access to Information	34
5.05	Governmental Authority Approvals	34
5.06	Further Acts and Assurances	34
5.07	Costs and Expenses	35
5.08	Confidentiality Obligations	35
5.09	Slag Removal; Process Water Treatment Plant; Reheat Furnaces	36
5.10	Taxes	36
5.11	Notice of Developments	37
5.12	Pre Closing Reorganization	37
5.13	Expansion at San Zeno	38

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER		38

6.01	Representations and Warranties; Covenants	38
6.02	Adverse Actions or Proceedings	38
6.03	No Order	39
6.04	Deliveries at Closing	39

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER		39

7.01	Representations and Warranties; Covenants	39
7.02	Adverse Actions or Proceedings	40
7.03	No Material Adverse Effect	40
7.04	No Order	40
7.05	Deliveries at Closing	40

ARTICLE VIII CLOSING; TERMINATION OF AGREEMENT		40

8.01	Closing	40
8.02	Actions of Seller Prior to and at Closing	41
8.03	Action of Buyer at Closing	42
8.04	Termination Prior to Closing	42

ARTICLE IX INDEMNITY		44

9.01	Survival; Right to Indemnification	44
9.02	Indemnification and Payment of Damages by Seller	44
9.03	Limitations on Seller’s Obligations	45
9.04	Indemnification and Payment of Damages by Buyer	46

9.05	Limitations on Buyer’s Obligations	46
9.06	Procedure for Indemnification – Third Party Claims	46
9.07	Procedure for Indemnification – Other Claims	47
9.08	Survival	48
9.09	Remedies; Effect of Indemnification Payments	48

ARTICLE X SELLER’S PARENT GUARANTY		49

10.01	Guaranty of Performance	49
10.02	Primary Liability of DPH	49
10.03	Continuation of Guaranty	50
10.04	Attorneys’ Fees and Costs of Collection	50

ARTICLE XI BUYER’S PARENT GUARANTY		50

11.01	Guaranty of Performance	50
11.02	Primary Liability of Nucor	50
11.03	Continuation of Guaranty	51
11.04	Attorneys’ Fees and Costs of Collection	51

ARTICLE XII GENERAL		51

12.01	Choice of Law; Submission to Jurisdiction; Dispute Resolution	51
12.02	Schedules	52
12.03	No Third Party Beneficiary	52
12.04	Waiver of Breach, Right or Remedy	53
12.05	Notices	53
12.06	Severability	54
12.07	Entire Agreement; Counterparts; Amendment	54
12.08	Assignment	55
12.09	Publicity	55

STAKE PURCHASE AGREEMENT

This STAKE PURCHASE AGREEMENT (this “Agreement”) is made and entered into effective as of the 12th day of May, 2008 (the “Effective Date”), by and among NUCOR CORPORATION, a Delaware corporation (“Nucor”); NUCOR EUROPEAN HOLDINGS BV, a company incorporated under the laws of the Netherlands, with registered office at Prins Bernhardplein 200, 1097 JB Amsterdam and an indirect wholly-owned subsidiary of Nucor (“Buyer”); DUFERCO PARTICIPATIONS HOLDING LTD., a company incorporated under the laws of Guernsey, with registered office at La Plaiderie House, La Plaiderie, St Peter Port, Guernsey, GY1 1WF, Channel Islands, and registered under number 22607 (“DPH”); and DUFERCO ITALIA HOLDING S.p.A., an Italian Società per azioni with registered office in Trieste, Via Karl Ludwig Von Bruck no. 32, enrolled with the register of enterprises of Trieste, Tax Code and registration no. 06081270636, having a stated and paid-in capital of Euro 103,200,000.00 (“Seller”).

WITNESSETH:

WHEREAS, Seller desires to sell 50% of its equity interest in DUFERDOFIN S.p.A., an Italian Società per azioni with registered office at San Zeno Naviglio (BS), Via A. Diaz no. 248, enrolled with the register of enterprises of Brescia, tax code and registration no. 01711290062, having a stated and paid-in capital of Euro 64,505,000.00 (the “Company”), to Buyer and Buyer desires to purchase such equity interest from Seller, all on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, prior to the Closing (as defined below) the Company shall be converted into a Società a responsabilità limitata, and upon the Closing Seller intends to sell and Buyer intends to purchase from Seller 50% of the capital stakes in the Company issued and outstanding as of the Closing, upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, Seller and Buyer desire to enter into a Stakeholders’ Agreement, substantially in the form attached hereto as Exhibit A (the “Stakeholders’ Agreement”), simultaneously with the Closing hereunder, which shall set forth the rights and obligations of Seller and Buyer as Stakeholders of the Company.

NOW, THEREFORE, for and in consideration of the foregoing premises, and the agreements, covenants, representations and warranties hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are forever acknowledged and accepted, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS AND REFERENCES

1.01 Definitions

As used in this Agreement the following terms shall have the meanings given below:

“Accounting Principles” shall mean (a) with respect to the financial statements, accounts and reports of each of the JV Companies prepared on a stand alone basis, the accounting principles established under Italian GAAP, and (b) with respect to the pro forma consolidated financial statements of the Company and its Operating Subsidiaries, the accounting principles established under IFRS, in each case consistently applied.

“Acofer” shall mean Acofer Prodotti Siderugici S.r.l.

“Adjustment Statement” is defined in Section 2.03(a).

“Affiliate” shall mean, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and for such purposes, the terms “controlled by” and “under common control with” shall mean: the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract, credit arrangement or otherwise.

“Agreement” is defined in the Preamble.

“Ancillary Agreements” shall mean, collectively (a) the Stakeholders’ Agreement, (b) the Trademark License Agreement, (c) the new or amended Bylaws of the JV Companies, and (d) the Sales Agency Agreement.

“Assets” shall mean all of the JV Companies’ assets, whether real or personal, tangible or intangible, and wherever located, but excluding the Excluded Assets.

“Balance Sheet” shall mean the audited consolidated balance sheet of the JV Companies dated as of September 30, 2007.

“Bankruptcy” shall mean any bankruptcy procedure (“procedura concorsuale”) as occurring based on the relevant application and/or agreement - including bankruptcy (“fallimento”), composition with creditors (“concordato preventivo”), extraordinary administration (“amministrazione straordinaria”) or other similar procedures applicable under Italian or European laws, as well as any events of assignment of any JV Company’s Assets to the creditors of any JV Company.

“Basket Amount” shall mean Two Million Euros (€2,000,000).

“Business” shall mean the business of the production, distribution, marketing and/or sale of steel beams, blooms, billets, track shoes and other long steel products as operated or conducted by the JV Companies as of the Effective Date.

“Business Day” shall mean any day on which the banks located in, New York, Milan, Italy and Lugano, Switzerland are open for and conduct business, excluding any Saturday, Sunday or public holiday observed in New York, Milan, Italy, or Lugano, Switzerland.

“Buyer” is defined in the Preamble.

“Buyer Indemnified Persons” is defined in Section 9.02.

“Buyer’s Accountant” is defined in Section 2.03(a).

“Buyer’s Obligations” is defined in Section 11.01.

“Cap” shall mean an amount equal to fifteen percent (15%) of the Purchase Price.

“Capital Expenditure Plan” shall mean the capital expenditure plan for the Business previously provided to Buyer and initialed by Buyer and Seller.

“Cash” shall mean cash, cash equivalents (including short-term securities backed by Governmental Authorities and money-market accounts) and all stocks, mutual funds and securities (excluding any securities issued by the Company), regardless of whether they are publicly traded.

“Claim” or “Claims” shall mean any and all claims, demands, petitions, appeals, proceedings, causes of action, suits, notices of noncompliance or violation or Orders.

“Closing” is defined in Section 8.01.

“Closing Date” is defined in Section 8.01.

“Closing Date Audited Financial Statement” is defined in Section 2.03(a).

“Closing Date Deadline” shall mean June 30, 2008.

“Company” is defined in the Recitals.

“Computer Software” shall mean, collectively, all computer software programs (excluding any “off-the-shelf” or “shrink wrap” computer software) which are owned by or licensed to any JV Company or otherwise used in the Business and which are material to the operation of the Business.

“Confidentiality Agreement” shall mean that certain Amended and Restated Confidentiality Agreement entered into by Nucor and DPH on December 13, 2007.

“Contracts” shall mean all commitments, promises, contracts, leases, mortgages, licenses, agreements, bonds, indentures, purchase orders and understandings, written or oral (a) to which any JV Company is a party or by which any JV Company or any of its Assets, Equity or Business are bound or encumbered or (b) relating to any of the JV Companies’ Equity or the Assets or the Business and to which Seller or any of its Affiliates is a party.

“Copyright” shall mean the rights granted under the laws of the United States, Italy, the European Union or any other nations to authors of original works of authorship, including literary, dramatic, musical, artistic, and certain other intellectual works of authorship, to the exclusive right of enjoyment or possession of such works, including all moral rights and all rights of publicity therein, whether or not such works are registered under national copyright laws, but including all applications to register or renew the same.

“Current Assets” shall mean the consolidated current assets of the JV Companies based on the accounting books and records of the JV Companies and determined in accordance with Accounting Principles applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Balance Sheet.

“Current Liabilities” shall mean the consolidated current liabilities of the JV Companies based on the accounting books and records of the JV Companies and determined in accordance with Accounting Principles applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Balance Sheet.

“Damages” is defined in Section 9.02.

“Direct Claim” is defined in Section 9.07(a).

“Dividend” is defined in Section 2.03(c)(i).

“Domain Name” shall mean a series or string of alphanumeric characters arranged in a transmission control protocol/internet protocol (TCP/IP) format that identifies an addressable connection on the internet or other computer network.

“DPH” is defined in the Preamble.

“Effective Date” is defined in the Preamble.

“Employee Benefit Plans” shall mean all employee benefit plans – other than those set forth by mandatory Italian law provisions - covering employees or former employees of Company which are maintained or contributed to by any JV Company and any other deferred compensation, stock, employee or retiree pension benefit, welfare benefit or other similar material fringe or employee benefit plan, program, policy, contract or arrangement, written or oral, qualified or nonqualified, foreign or domestic, covering employees or former employees of any JV Company and maintained or contributed to by any JV Company.

“Encumbrances” shall mean any mortgages, security interests, liens, pledges, conditional sales agreements, title retention contracts, title exceptions and other similar encumbrances and title defects, and agreements or binding commitments to, or that do or may, create or suffer any of the foregoing.

“Entity” shall mean any general partnership (including limited liability partnership), limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association or other business organization, whether domestic or foreign.

“Environmental Claim” shall mean any Claim or written notice received by any JV Company in relation to the Assets or the Business from a Person alleging liability (including liability for investigatory costs, cleanup costs, Governmental Authority response costs, costs incurred pursuant to an Order, natural resource damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from, in whole or in part (a) the Release or disposal of any Hazardous Material at or on the Real Property prior to the Closing Date; (b) the Release or disposal at any other location of any Hazardous Material generated by any JV Company prior to the Closing Date; (c) facts or circumstances forming (or which could reasonably be expected to form) the basis of any actual or alleged violation of any Environmental Laws by any JV Company prior to the Closing Date; or (d) circumstances in which any JV Company has or may have retained or assumed either contractually or by operation of law prior to the Closing Date any liability for any claims relating to an occurrence of an event described in (a), (b) or (c) of this definition alleged or asserted against any third party.

“Environmental Laws” shall mean any statute, law, ordinance, regulation, rule, code, order, consent decree or judgment, in each case in effect as of the Effective Date, relating to pollution or protection of the environment or human health and safety, including Legal Requirements relating to air and water emissions or discharges, Releases or threatened Releases of Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling, reporting or handling of Hazardous Material.

“Equity” shall mean, with respect to any Entity, the capital stock (“capitale sociale”), quotas, stakes, membership interests, or other equity interests (as applicable) in such Entity, which denotes an ownership interest in such Entity.

“Excess Net Working Capital” is defined in Section 2.03(c)(i).

“Excluded Assets” shall mean the assets of the Business set forth on Exhibit B.

“Facilities” shall mean, the JV Companies’ Italian facilities located in (a) San Zeno, (b) Pallenzeno, (c) San Giovanni Valdarno, and (d) Giammoro (each facility, individually, a “Facility”).

“Filings” is defined in Section 5.05.

“Final Long-Term Liabilities” is defined in Section 2.03(a).

“Final Net Working Capital” is defined in Section 2.03(a).

“Financial Statements” is defined in Section 3.05(a).

“GAAP” shall mean, in respect of the Company and each of the JV Companies, generally accepted accounting principles as determined by local law and/or regulation applicable to the Company or each of the JV Companies.

“Governmental Authorities” shall mean all agencies, authorities, bodies, boards, commissions, courts, instrumentalities, legislatures and offices of any nature whatsoever, foreign or domestic, of any federal, state, county, district, municipal, city or other political subdivision.

“Government Stake” shall mean the shares of capital stock of Agenzia Nazionale per l’Attrazione degli Investimenti e lo Sviluppo dell’Impresa S.p.A., as of the Effective Date representing 11% of the issued and outstanding capital stock of Seller as of the Effective Date.

“Hazardous Material” means (a) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under any Environmental Laws.

“ICC Rules” is defined in Section 12.01(a).

“IFRS” shall mean the International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as in effect from time to time.

“Indebtedness” shall mean, without duplication, (a) any obligations under any indebtedness for borrowed money (including all principal, interest, premiums, penalties, fees, expenses, indemnities and breakage costs); (b) any indebtedness evidenced by any note, bond, debenture or other debt security; (c) any indebtedness pursuant to a guarantee; and (d) any obligations under capitalized leases.

“Indemnified Person” is defined in Section 9.06(a).

“Indemnifying Person” is defined in Section 9.06(a).

“Independent Accountant” is defined in Section 2.03(b).

“Initial Payment” is defined in Section 2.02.

“Intellectual Property” shall mean all Patents, Trademarks, Copyrights, and confidential and proprietary Trade Secrets and Know-How, that are owned or used by any JV Company and which are material to the operation of the Business.

“Inventory” shall mean each JV Company’s inventories consisting of finished goods, raw materials, work in progress and supplies.

“JV Companies” shall mean, collectively, the Company and the Operating Subsidiaries. Each of the Company or any Operating Subsidiary may from time to time individually be referred to herein as a JV Company.

“JV Companies’ Equity” is defined in Section 3.01(b).

“Know-How” shall mean knowledge and experience of a technical, commercial, administrative, financial or other nature, which has practical application to the operation of the Business.

“Knowledge of Buyer” or similar terms used in this Agreement shall mean the actual knowledge of Joe Rutkowski, Rex Query or Richard Wechsler after due inquiry.

“Knowledge of Seller” or similar terms used in this Agreement shall mean the actual knowledge of Domenico Campanella, Franco Monteferrario, Antonio Gozzi or Benedict Sciortino after due inquiry.

“Known Environmental Issues” shall mean any of the following environmental issues, in each case to the extent present at the relevant Facility as of or prior to the Closing Date: (a) the presence of arsenic at the Pallanzeno Facility; (b) the presence of manganese, sulphates, boron, tetrachlorethylene or dichloropropane in the ground water at the Giammoro Facility, together with the cost, if any, of contributing to the construction of a retaining or slurry wall within the National Interest Site within which the Giammoro Facility is located; (c) the presence of EAF dust on the premises of the San Zeno Facility and a layer of slag on the premises of the San Zeno Facility used to consolidate the soil on a portion of a land plot area located between the administrative building and the steel plant; (d) asbestos at the San Zeno, Pallanzeno and San Giovanni Valdarno Facilities; and (e) soil or water pollution at the Pallanzeno Facility deriving from waste water discharges.

“Leased Property” shall mean all real property (excluding the Owned Real Properties), if any, to which any JV Company has the right of occupancy and/or possession (“locazione o comodato”), but not property title, pursuant to a Contract. As used herein, Leased Property shall also include all improvements, buildings, structures, and all fixtures (excepting those fixtures which are presently owned by a JV Company) related thereto, and together with all beneficial easements appurtenant thereto.

“Legal Requirements” shall mean all laws, statutes, ordinances, by-laws, codes (including building codes, zoning codes or licensing requirements), rules, regulations (including any laws and regulations on market competition or antitrust matters), restrictions (including land use restrictions), covenants, fire prevention certificates, Permits, judgments, Orders, writs, injunctions, decrees, determinations or awards of any Governmental Authorities or arbitrator.

“Liability” shall mean, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“License Agreement” shall mean all Contracts pursuant to which any JV Company has rights in or to any Intellectual Property or Computer Software from any Person, and all Contracts pursuant to which any JV Company has licensed or transferred or agreed to license or transfer any rights in or to any Intellectual Property or Computer Software to any Person.

“Long-Term Liabilities” shall mean the consolidated long-term liabilities of the JV Companies based on the accounting books and records of the JV Companies and determined in accordance with Accounting Principles applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Balance Sheet, but excluding the deferred tax liability relating to the fair market value evaluation of property, plant and equipment as reflected on the balance sheet for Travi e Profilati di Pallanzeno S.p.A. as of the Closing Date.

“Long-Term Liabilities Adjustment Amount” is defined in Section 2.03(c).

“Long-Term Liabilities Target” shall mean One Hundred Sixteen Million Nine Hundred Thousand Euros (€116,900,000).

“Material Adverse Effect” shall mean a condition, fact or circumstance that, individually or in the aggregate, has a material adverse effect on the Business or the results of operations or financial condition of the JV Companies, taken as a whole (not taking into account any Excluded Assets), provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (a) events, circumstances, changes or effects that generally affect the national, regional or world economy, the securities markets or the industries in which the Business operates (including legal and regulatory changes)(except where such business or economic conditions have a disproportionate adverse effect upon the financial condition or operating results of the Business taken as a whole relative to the other Persons in the industry in which the JV Companies operate), (b) changes arising from the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, including (i) any actions of competitors, (ii) any actions taken by or losses of employees, or (iii) any delays or cancellations of orders for products or services, (c) any circumstance, change or effect that results from any action taken pursuant to or in accordance with this Agreement or at request of Buyer, (d) changes in GAAP or IFRS, and (e) changes substantially caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the Effective Date.

“Material Contracts” is defined in Section 3.14.

“Material Customer” is defined in Section 3.19.

“Material Supplier” is defined in Section 3.20.

“Net Working Capital” shall mean an amount equal to Current Assets minus Current Liabilities.

“Net Working Capital Adjustment Amount” is defined in Section 2.03(c).

“Net Working Capital Shortfall” is defined in Section 2.03(c)(i).

“Net Working Capital Target” shall mean Fifty Million Euros (€50,000,000).

“Nucor” is defined in the Preamble.

“Operating Subsidiaries” shall mean, collectively, (a) Pallanzeno; (b) San Zeno; (c) Acofer; and (d) Sidervaldarno. Each of the aforementioned Entities may from time to time individually be referred to herein as an Operating Subsidiary.

“Order” shall mean any award, writ, injunction, judgment, order or decree entered, issued, made or rendered by any Governmental Authority or arbitrator pursuant to a Proceeding, whether foreign or domestic.

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past practice.

“Organizational Documents” shall mean, with respect to any Person, the articles of incorporation or organization, certificate of incorporation or formation, by-laws, operating agreement, shareholders’ agreement (other than the Stakeholders’ Agreement) or voting agreement or any other organizational or governing documents of such Person, whether foreign or domestic.

“Owned Real Properties” shall mean any and all real properties and any and all interests and/or rights associated therewith that are owned by any JV Company, in whole or in part, and including all improvements, buildings, structures, and all fixtures related thereto, which are used in the Business.

“Pallanzeno” shall mean Travi e Profilati di Pallanzeno S.p.A.

“Party” shall mean any party to this Agreement, its permitted successors and assigns.

“Patent” shall mean Letters Patent, issued under the laws of the United States, Italy, the European Union or any other nation, granting inventor(s) the exclusive right to the enjoyment or possession of their Invention(s) for a limited time and including all original applications for Letters Patent, all divisional, continuation, continuation-in-part, reissue, reexamination, and extension applications for Letters Patent, and all counterpart Letters Patent and applications for Letters Patent claiming priority therefrom.

“Permits” shall mean all licenses, permits, consents, approvals and other authorizations of or from all Governmental Authorities (including certificates of occupancy, building or construction permits, business licenses or permits required by any Environmental Laws) that are necessary for the conduct of the Business as conducted as of the Effective Date.

“Permitted Encumbrances” shall mean all: (a) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the ordinary course and that are not material in amount or effect on the Business, (b) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent, (c) zoning, entitlement, conservation restriction and other land use and environmental regulations that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise impair the business operations at such properties, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and similar matters of record that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise impair ordinary course business operations at such properties, and (e) such imperfections or irregularities of title and other Encumbrances as would not reasonably be expected to materially affect the use the properties or assets subject thereto or affected thereby or otherwise impair ordinary course business operations at such properties.

“Person” shall mean any individual, Entity, trustee or Governmental Authority.

“Pre-Closing Reorganization” is defined in Section 5.12.

“Pre-Closing Tax Period” shall mean a Tax period or portion thereof ending on or before the Closing Date and, with respect to any Tax period that includes but does not end on the Closing Date, the portion of the Tax period that ends on and includes the Closing Date.

“Pre-Closing Slag” is defined in Section 5.09(a).

“Proceeding” shall mean any action, arbitration, audit, collection action, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority, or any binding private arbitration, mediation or other alternative dispute resolution proceeding.

“Purchase Price” is defined in Section 2.03(d).

“Purchased Stakes” is defined in Section 2.01.

“Real Property” shall mean, collectively, the Owned Real Properties and the Leased Property.

“Real Property Leases” shall mean those leases set forth on Schedule 3.10(b), if any, pursuant to which any JV Company leases or subleases the Leased Property.

“Related Party” shall mean any partner, shareholder, director, officer, trust, trustee or similar fiduciary, or Affiliate (including, with reference to any of the above Persons, a wife, husband, child or other Person controlled by, controlling or under common control with another Person) of any JV Company or Seller.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment of any Hazardous Material other than that which is in full compliance with Environmental Laws.

“Relevant Agency” is defined in Section 5.05.

“Representatives” is defined in Section 5.01.

“Review” is defined in Section 2.03(a).

“San Zeno” shall mean San Zeno Acciai-Duferco S.p.A.

“Seller” is defined in the Preamble.

“Seller Indemnified Persons” is defined in Section 9.04.

“Seller’s Accountant” is defined in Section 2.03(a).

“Seller’s Adjustment Statement” is defined in Section 2.03(b).

“Seller’s Fundamental Representations and Warranties” shall mean the representations and warranties of Seller in Sections 3.01, 3.02 and 3.04.

“Seller’s Obligations” is defined in Section 10.01.

“Shares” is defined in Section 3.01(b).

“Sidervaldarno” shall mean Sidervaldarno S.p.A.

“Stakes” shall mean all of the issued and outstanding stakes of the Company following the Pre-Closing Reorganization representing 100% of the Equity and voting rights of the Company as of the Closing Date.

“Slag Waste Removal” is defined in Section 5.09(a).

“Stakeholder’s Loan” is defined in Section 2.03(c)(iii).

“Stakeholders’ Agreement” is defined in the Recitals.

“Subsidiary” means, as to any Person, an Entity (a) of which such Person owns, directly or indirectly, securities or other ownership interests representing 50% or more of the aggregate voting power or equity securities, or (b) of which such Person has designated or possesses, directly or indirectly, the right to designate or elect 50% or more of the directors or Persons holding similar positions.

“Tangible Personal Property” shall mean all machinery, equipment, tools, furniture, office equipment, computers and related hardware components, supplies, materials, motor vehicles, tractor trailer rigs, and other items of tangible personal property (including all spares and maintenance parts but excluding Inventory and Cash on hand as of the Closing Date) of every kind owned or leased by any JV Company used in the Business wherever located.

“Tax” or “Taxes” shall mean any income, unrelated business income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, privilege, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, stamp, sales, VAT, use, transfer, transaction privilege, private car, registration, unclaimed property, value added, alternative or add-on minimum, estimated, regional (IRAP), municipality or other tax, assessment, charge, levy or fee of any kind whatsoever, including payments or services in lieu of Taxes, interest or penalties on and additions to all of the foregoing, that are due or alleged to be due to any Governmental Authority, whether foreign or domestic, whether disputed or not, and whether known or unknown.

“Tax Code” shall mean the Italian Presidential Decree No. 917, dated December 22, 1986 (the Italian Consolidated Income Tax Code), as amended, including any relevant regulation and interpretation issued by the Governmental Authorities.

“Tax Return” shall mean any return, declaration, report, claim for refund, application, information return or statement, including schedules and attachments thereto and amendments, relating to Taxes, whether foreign or domestic.

“Trademark” shall mean the rights granted an entity under state or federal laws of the United States, Italy, the European Union or any other nations, to use the words, names, symbols, sounds, or colors it uses to identify itself as the source of the goods or services it provides in commerce, whether such words, names, symbols, sounds, or colors are used as a trademark, trade dress, service mark, logo, trade name, corporate name, or assumed name, and whether or not such are registered under state or national trademark laws, and including all applications to register or renew the same.

“Trademark License Agreement” shall mean the Trademark License Agreement, substantially in the form attached hereto as Exhibit C, to be entered into at Closing between Seller and the Company.

“Trade Secret” shall mean business or technical information, including any formula, pattern, program, device, compilation of information, method, technique, or process that: (a) derives independent actual or potential commercial value from not being generally known or readily ascertainable through independent development or reverse engineering by persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Transaction” shall mean the sale and purchase of the Purchased Stakes contemplated by this Agreement, together with any and all related transactions contemplated hereby.

“U.S. Holder” is defined in Section 5.10(c).

“U.S. 10% Holder” means a U.S. citizen or permanent resident who owns, directly or indirectly (by applying the ownership rules of Internal Revenue Code Section 958(b)), 10% or more of the combined voting power of all classes of stock of any JV Company.3

“VAT Legislation” shall mean the Italian Legislative Decree No. 633, dated October 26, 1972 as well as all other relevant regulations and interpretations issued by the Governmental Authorities.

1.02 Interpretation and Rules of Construction

In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; and

(f) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II
SALE OF STAKES; PURCHASE PRICE

2.01 Sale of Stakes

Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer, endorse and deliver to Buyer, and Buyer shall purchase from Seller, Stakes representing in the aggregate fifty percent (50%) of the outstanding and issued capital stakes of the Company (the “Purchased Stakes”), free and clear of all Encumbrances.

2.02 Initial Payment

Subject to the terms and conditions hereof, at Closing, and in consideration for the sale and transfer of the Purchased Stakes to Buyer, Buyer shall pay to Seller in immediately available funds by wire transfer to a bank account to be designated by Seller two (2) Business Days prior to Closing an amount equal to €423,540,000 (FOUR HUNDRED TWENTY THREE MILLION FIVE HUNDRED FORTY THOUSAND EUROS (the “Initial Payment”).

2.03 Adjustment to Initial Payment/Purchase Price

(a) Preparation of Adjustment Statement. Within sixty (60) days following the Closing Date, Seller will cause KPMG, acting as Seller’s accountant (“Seller’s Accountant”), to prepare at Seller’s expense, and Seller shall deliver to Buyer, an audited consolidated financial statement of Duferdofin and all of its Operating Subsidiaries showing the Net Working Capital and Long-Term Liabilities as of the Closing Date (the “Closing Date Audited Financial Statement”). The Closing Date Audited Financial Statement shall be prepared in accordance with IFRS. Upon Buyer’s reasonable request, Seller shall cause Seller’s Accountant to provide Buyer with copies of all working papers created in connection with the preparation of the Closing Date Audited Financial Statement. Within sixty (60) days following delivery of the Closing Date Audited Financial Statement, Buyer will cause Ernst & Young, acting as Buyer’s accountant (“Buyer’s Accountant”), to conduct a review at Buyer’s expense of the Net Working Capital and the Long-Term Liabilities as set forth in the Closing Date Audited Financial Statement (the “Review”) and to prepare a statement (the “Adjustment Statement”) detailing the same. The Review shall be conducted and the Adjustment Statement shall be prepared in accordance with IFRS, and all components thereof shall be valued in accordance with IFRS, in each event applied consistently with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Balance Sheet. A draft of the Adjustment Statement shall be delivered by Buyer to Seller within such sixty (60) day period following delivery to Buyer of the Closing Date Audited Financial Statement, but not later than one hundred twenty (120) days following the Closing Date. Upon Seller’s reasonable request, Buyer shall cause Buyer’s Accountant to provide Seller with copies of all working papers created in connection with both the Review and the Adjustment Statement. If the Adjustment Statement is in agreement with, or sets forth an aggregate difference of Fifty Thousand Euros (€50,000) or less from the aggregate amounts of the Net Working Capital and the Long-Term Liabilities as set forth in the Closing Date Audited Financial Statement, Buyer shall be deemed to have accepted such amounts and the Net Working Capital and the Long-Term Liabilities as set forth in the Closing Date Audited Financial Statement shall be deemed final and binding on the Parties. If the amounts of the Net Working Capital and/or the Long-Term Liabilities as set forth in the Adjustment Statement differ from those set forth in the Closing Date Audited Financial Statement by more than Fifty Thousand Euros (€50,000) in the aggregate, and if Seller does not give a notice of disagreement in accordance with the timeframes set forth in Section 2.03(b) below, Seller shall be deemed to have accepted the draft Adjustment Statement prepared by Buyer’s Accountant, and the Net Working Capital and Long-Term Liabilities as of the close of business on the Closing Date set forth therein shall be deemed final and binding on the Parties (the “Final Net Working Capital”, and the “Final Long-Term Liabilities”, respectively).

(b) Dispute Settlement. If Seller disagrees with any item or items in Buyer’s draft Adjustment Statement, Seller shall give notice to Buyer of such disagreement no later than thirty (30) Business Days after receipt of Buyer’s draft Adjustment Statement, provided that Seller agrees not to dispute Buyer’s draft Adjustment Statement if the aggregate amount of all disputed items does not or could not reasonably be expected to equal or exceed an aggregate sum of Fifty Thousand Euros (€50,000). Any notice of disagreement given by Seller shall include a draft adjustment statement prepared on behalf of Seller (“Seller’s Adjustment Statement”), together with a memorandum setting forth in detail the differences between Buyer’s draft Adjustment Statement and Seller’s Adjustment Statement. The Parties shall then use reasonable efforts to resolve such disagreement for a period of ten (10) Business Days following delivery of such notice to Buyer. If the disagreement is not resolved in its entirety by the end of such ten (10) Business Day period, then such disagreement, or that part of the disagreement that remains unresolved, shall be submitted by the Parties to a mutually agreed upon international accounting firm (the “Independent Accountant”). If the Parties fail to agree on the retention of an Independent Accountant on or before the 60th Business Day following the delivery of Seller’s notice of disagreement with Buyer’s Adjustment Statement, an Independent Accountant shall be appointed by the International Chamber of Commerce in accordance with the International Chamber of Commerce Dispute Board Rules. Each Party will furnish to the Independent Accountant such work papers and other documents and information relating to the disputed issues as the Independent Accountant may request and are available to the Party, and shall be afforded the opportunity to present to the Independent Accountant any written material relating to such Party’s determination of the Net Working Capital or the Long-Term Liabilities as of the close of business on the Closing Date. The Independent Accountant shall, as promptly as practicable (but in any event within twenty (20) Business Days following the acceptance of its appointment), make a determination of the Net Working Capital and/or Long-Term Liabilities as of the Closing Date, based solely on Buyer’s draft Adjustment Statement, working papers of Buyer’s Accountant, Seller’s Adjustment Statement and written submissions submitted by the Parties to the Independent Accountant. The Net Working Capital and/or Long-Term Liabilities determined by the Independent Accountant shall be deemed the Final Net Working Capital and/or Final Long-Term Liabilities, as applicable, absent manifest mathematical error; provided, however, that the Final Net Working Capital and/or Final Long-Term Liabilities determined by the Independent Accountant shall not be greater than the higher value, nor lower than the lower value, of the Net Working Capital or Long-Term Liabilities, as the case may be, as shown on Buyer’s draft Adjustment Statement or Seller’s Adjustment Statement. The fees and disbursements of the Independent Accountant shall be allocated between Seller and Buyer in the same proportion that the aggregate amount of the disputed items submitted by each such party to the Independent Accountant that are unsuccessfully disputed (as finally determined by the Independent Accountant) bears to the total amount of disputed items submitted to the Independent Accountant.

(c) Adjustment Based on Final Adjustment Statement. Following determination of the Final Net Working Capital and Final Long-Term Liabilities, the Parties shall calculate the Net Working Capital Adjustment Amount and the Long-Term Liabilities Adjustment Amount (each as defined below). The “Net Working Capital Adjustment Amount” shall be an amount equal to the Final Net Working Capital (which amount shall, for the avoidance of doubt, include as a Current Asset the principal amount of the Stakeholder’s Loan) minus the Net Working Capital Target. The “Long-Term Liabilities Adjustment Amount” shall be an amount equal to the Long-Term Liabilities Target minus the Final Long-Term Liabilities.

(i) At the conclusion of the Company’s fiscal year ending September 30, 2008 and following the determination of the Final Net Working Capital: (A) in the event that the Net Working Capital Adjustment Amount is a positive number (“Excess Net Working Capital”), the Company shall issue a special dividend to be paid to Seller (the “Dividend”) as permitted by the Stakeholder’s Agreement, in an amount equal to the Excess Net Working Capital plus the total amount of interest paid or accrued on the Stakeholder’s Loan (as defined in Section 2.03(c)(iii)) less any Taxes paid or payable by the Company arising out of or related to the Stakeholder’s Loan, or (B) in the event that the Net Working Capital Adjustment Amount is a negative number (“Net Working Capital Shortfall”), Seller will pay the Company the sum of one (100%) hundred percent of the Net Working Capital Shortfall.

(ii) Within five (5) Business Days following the determination of the Final Long-Term Liabilities: (A) in the event that the Long-Term Liabilities Adjustment Amount is a negative number (i.e., the Final Long-Term Liabilities are greater than the Long-Term Liabilities Target), Seller will pay Buyer fifty (50%) percent of such shortfall, or (B) in the event that the Long-Term Liabilities Adjustment Amount is a positive number, Buyer will pay Seller fifty (50%) percent of such excess.

(iii) Payment of the amounts above shall be made by wire transfer of immediately available funds to a bank account designated by the applicable Party not less than three (3) Business Days prior to the date such payment is due. Notwithstanding Section 5.03 hereof, and as more fully set forth in the Stakeholders’ Agreement, the Parties acknowledge that prior to the Closing, the Company shall make a loan to Seller in an amount equal to the estimated Excess Net Working Capital (the “Stakeholder’s Loan”). The Stakeholder’s Loan shall be evidenced by an interest bearing promissory note in favor of the Company that is payable on demand upon the earlier to occur of (x) payment of the Dividend to Seller or (y) payment of the Net Working Capital Shortfall to the Company, as applicable.

(d) Purchase Price. For purposes of this Agreement, “Purchase Price” shall refer to an amount equal to the Initial Payment as adjusted pursuant to Section 2.03(c).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the Effective Date and shall be true and correct as of the Closing Date (except such representations and warranties that are made as of a specific date, which Seller represents and warrants to Buyer are true and correct as of such specific date).

3.01 Organization; Capitalization

(a) As of the Effective Date, each JV Company is an Italian Società per azioni, except for Acofer Prodotti Siderugici S.r.l which is an Italian Società a responsabilità limitata (S.r.l.), duly organized, validly existing and in good standing under the laws of Italy. As of the Closing Date, each JV Company shall be an Italian Società a responsabilità limitata (S.r.l.), duly organized, validly existing and in good standing under the laws of Italy. Each JV Company is licensed, registered, qualified or admitted to do business, and in good standing, in each jurisdiction in which the conduct of the Business, makes such licensing, qualification, or admission necessary, except where such failure would not have a Material Adverse Effect. The Company has no Subsidiaries other than the Operating Subsidiaries. The Company directly or indirectly owns 100% of the Equity of each of the Operating Subsidiaries.

(b) As of the Effective Date, Seller is the true and lawful beneficial and record owner of 100% of the outstanding and issued capital stock of the Company (the “Shares”) and, as of the Closing Date, shall be the true and lawful beneficial and record owner of the Stakes. At the Effective Date, the Shares represent 100% of the issued and outstanding capital stock of the Company, and, as of the Closing Date, the Purchased Stakes shall represent 50% of the Stakes of the Company and, as of the Closing Date, there is no Equity in the Company other than the Stakes. No JV Company has, and Seller is not a party to, nor, to the Knowledge of Seller is any other Person a party to, any outstanding subscriptions, options, warrants, commitments, agreements, arrangements, plans or commitments of any kind for or relating to the issuance or sale of, any capital stock or other Equity (or any phantom or similar rights) of any JV Company (all such Equity, collectively, the “JV Companies’ Equity”). There are no outstanding securities which are convertible into or exchangeable for any beneficial title, rights, interest or Equity in any JV Company. No JV Company has any obligation to purchase, redeem, or otherwise acquire any of the Shares or the Stakes, any other JV Companies’ Equity or any interests therein. All of the JV Companies’ Equity has been duly and validly authorized and issued and is fully paid and non-assessable. Except as provided by Italian mandatory provisions of law, there are no preemptive rights, rights of refusal, put or call rights or other Encumbrances on the Shares or the Stakes or with respect to the issuance, sale or redemption of any of the JV Companies’ Equity. There are no rights to have any of the JV Companies’ Equity registered for sale to the public pursuant to the laws of any jurisdiction, and, except as set forth on Schedule 3.01(b), there are no agreements relating to the voting or restricting the transfer or ownership of such JV Companies’ Equity.

3.02 Powers

The JV Companies have all requisite corporate power and authority to conduct the Business as presently conducted. Seller has all requisite corporate power and authority to enter into, execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its respective obligations hereunder and thereunder.

3.03 Absence of Conflicts

(a) Assuming that all consents, approvals, authorizations and other actions described in Section 3.03(a)(iii) have been obtained, all filings and notifications listed in Schedule 3.03(a) have been made and any applicable waiting period has expired or been terminated prior to Closing, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller and the consummation of the Transaction do not and will not:

(i) conflict with or violate any of the terms of the Organizational Documents of the Company or Seller or any Operating Subsidiary, in each instance as amended to date;

(ii) violate any Legal Requirement applicable to the Company or Seller or any Operating Subsidiary, except, as would not materially and adversely affect the ability of Seller to carry out its obligations hereunder, and to consummate the Transaction;

(iii) other than any required EU or national competition law filings, require any approval, consent, or authorization of, or notice to, or filing or registration with, any Governmental Authority by or with respect to Seller, the Company or the Operating Subsidiaries in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller, the Company or the Operating Subsidiaries of the Transaction, except where failure to obtain such approval, order or authorization or make such filing, registration or declaration, would not materially and adversely affect the ability of Seller to carry out its obligations hereunder, and to consummate the Transaction;

(iv) violate or conflict with in any material respects or result in any material breach or contravention of, or constitute a material default under or an event giving rise to a right of termination of, any Material Contract; or

(v) result in the creation of any Encumbrance upon any JV Company, any of the JV Companies’ Equity or any of the Assets.

(b) There are no Contracts with, or option, commitments or right in favor of, any Person to directly or indirectly acquire any Assets, except for sales of Inventory in the Ordinary Course of Business or other Assets which would not reasonably be expected to be material to the Business.

3.04 Binding Agreement

This Agreement has been, and upon their execution the Ancillary Agreements shall have been, duly authorized by all necessary corporate action on the part of Seller (including Equity holder action, if required), and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes, and upon their execution the Ancillary Agreements shall constitute, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as enforceability may be subject to general principles of equity and as may be restricted, limited or delayed by Bankruptcy or other laws affecting creditors’ rights generally.

3.05 Financial Statements

(a) Seller has delivered to Buyer the JV Companies’ non-consolidated annual audited financial statements for each of the years ended September 30, 2005, 2006 and 2007 and a preliminary copy of the JV Companies’ pro forma consolidated unaudited quarterly financial statement for the quarter ended December 31, 2007 (collectively with the Balance Sheet, the “Financial Statements”). The Financial Statements have been prepared in accordance with Accounting Principles. Other than with respect to the Excluded Assets as to which Seller makes no representation, each balance sheet included in the Financial Statements fairly and accurately presents, in all material respects, the financial condition of the Company as of the date thereof, and each related statement of income and cash flows (including the footnotes thereto) included in the Financial Statements fairly and accurately presents, in all material respects, the results of the operations of the JV Companies and the changes in their consolidated financial position for the period indicated, all in accordance with Accounting Principles, subject in the case of the unaudited quarterly financial statements to normal year-end adjustments and the absence of footnotes and similar presentation items therein.

(b) There are no Liabilities (including Indebtedness) of the Company or any of the Operating Subsidiaries, except for Liabilities (i) reflected or reserved against in the Financial Statements, (ii) set forth in the Capital Expenditure Plan, or (iii) accounted for in the calculation of Long-Term Liabilities or Current Liabilities.

3.06 Recent Activities

Except as set forth on Schedule 3.06, since the date of the Balance Sheet, (a) the JV Companies have conducted the Business in the Ordinary Course of Business in all material respects, except for the negotiation, execution, delivery and performance of this Agreement, (b) to the date hereof, the JV Companies have not taken any action that, if taken after the Effective Date without the consent of Buyer, would reasonably be expected to give rise to a breach of Section 5.03, and (c) no Material Adverse Effect has occurred.

3.07 Title to and Adequacy of Assets

Except as described on Schedule 3.07, each JV Company owns and holds good, valid and marketable title to, a valid leasehold interest in or a valid right to use all of the Assets material to the operation of the Business (other than the Real Property), free and clear of any Encumbrances other than Permitted Encumbrances. The Assets constitute all of the assets, properties and rights of Seller or a JV Company (other than the Excluded Assets) necessary, in all material respects, for the operation of the Business from and after the Closing Date in substantially the same manner as the Business is operated by the JV Companies as of the Effective Date.

3.08 Inventory

All Inventory of the JV Companies consists in all material respects of items of a quality and quantity usable and salable in the Ordinary Course of Business, the level of Inventory is consistent with the level maintained by the JV Companies in the Ordinary Course of Business in all material respects, and no JV Company has any Inventory that has been consigned to third parties or that otherwise is not in the possession, custody or control of a JV Company (except for material that is in transit).

3.09 Condition of Tangible Personal Property

All Tangible Personal Property material to the operation of the Business is in substantially the same condition as it existed on the date of the Balance Sheet, in all material respects, ordinary wear and tear excepted.

3.10 Real Property

(a) Schedule 3.10(a) contains a true, complete and correct list of all Owned Real Properties and the JV Company owner of record thereof. True, complete and correct copies of all deeds to which any JV Company is a grantee with respect to the Owned Real Properties have been made available to Buyer. Except as described in Schedule 3.10(a), (i) the applicable JV Company holds the Owned Real Properties free and clear of any and all Encumbrances other than Permitted Encumbrances, (ii) the only real property used by the JV Companies in connection with the Business is the Leased Property and the Owned Real Properties, and (iii) there are no Contracts of sale, leases (other than the Real Property Leases), options to purchase, rights of first refusal or other Contracts (other than Permitted Encumbrances) entered into by Seller or any JV Company with respect to the Real Property which will survive Closing.

(b) Schedule 3.10(b) contains a true, complete and correct list of all (i) Leased Property and (ii) Real Property Leases. The Company has made available to Buyer true, complete and correct copies of the Real Property Leases in effect at the Effective Date. Except as described in Schedule 3.10(b), (i) each JV Company, as applicable, has a valid leasehold interest in the Real Property Leases, free and clear of any and all Encumbrances other than Permitted Encumbrances, (ii) each Real Property Lease is a legal, valid and binding obligation of a JV Company, and to the Knowledge of Seller, each other party thereto, enforceable (except as enforceability may be subject to general principles of equity and as may be restricted, limited or delayed by Bankruptcy or other laws affecting creditors’ rights generally) and to Seller’s Knowledge in full force and effect, (iii) there is no existing material default under any Real Property Lease by any JV Company, or to Seller’s Knowledge by any landlord or lessor; (iv) no event has occurred that, with notice or lapse of time or both, would constitute a material default by any JV Company, or, to Seller’s Knowledge, by any landlord or lessor, or to Seller’s Knowledge, permit termination, modification or acceleration of any Real Property Lease by any landlord or lessor, (v) there are no disputes, oral agreements, or forbearance programs by any JV Company in effect as to any Real Property Lease that would reasonably be expected to be material to the Business, (vi) no JV Company has assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in any Real Property Lease, other than Permitted Encumbrances, and (vii) no JV Company is in material default of any payment obligation under any Real Property Lease.

(c) There have been no material Proceedings or Claims, including condemnation proceedings, with respect to the Real Property (including Claims by any adjacent property owners seeking to restrict the use of the Real Property or operation of the Business), and there are no pending or, to the Knowledge of Seller, threatened Proceedings or Claims, including condemnation proceedings, with respect to the Real Property (including Claims by any adjacent property owners relating to the use of the Real Property or operation of the Business).

3.11 Environmental Matters

(a) Other than as set forth on Schedule 3.11(a) and on Schedule 3.11(b) and except as would not materially and adversely affect the JV Companies taken as a whole, or the conduct of the Business: (i) the JV Companies have complied, and are currently in compliance, in all material respects, with all applicable Environmental Laws and have obtained and are in compliance with all material Permits required under applicable Environmental Laws to conduct the Business as conducted as of the Effective Date, and (ii) all mandatory waste accountancy registers and documents provided for under Legislative Decree no. 152/06 and further amendments and relevant implementation rules, as well as any other mandatory documentation concerning waste management, is regularly kept and updated by the JV Companies, and kept available to the relevant Governmental Authorities. To the Knowledge of Seller, no unauthorized aboveground or underground water or chemical discharge into the subsoil, waste storage or disposal areas, including landfills, surface impoundments, pits, ponds or lagoons, or any unauthorized underground storage tanks, are present at the Real Property.

(b) True, complete and correct copies of the written reports, and all parts thereof, of all environmental audits or environmental site assessments that have been conducted in the last five (5) years with respect to the Business, the Real Property or the Assets, either by any JV Company or any environmental consultant or engineer engaged by any JV Company or on any JV Company’s behalf for such purpose, or that are otherwise in any JV Company’s possession, have been made available to Buyer, and a list of all such reports, audits and assessments and any other similar report, audit or assessment is included on Schedule 3.11(b).

(c) Except as set forth on Schedule 3.11(c), (i) there are no pending, or to the Knowledge of Seller, threatened, Environmental Claims, and (ii) no material environmental remediation process required by applicable Environmental Laws is presently ongoing or has been planned for the future or has been required by any Governmental Authority.

3.12 Intellectual Property

(a) Except as would not materially and adversely affect the JV Companies, taken as a whole, or the conduct of the Business, each JV Company owns or pursuant to a License Agreement has a valid license and right to use, all Intellectual Property and Computer Software in the manner currently utilized by such JV Company. There is no pending nor, to the Knowledge of Seller, threatened Claim or Proceeding by any Person or Governmental Authority alleging the infringement, violation, misappropriation, misuse or conflict with the intellectual property of any Person or Governmental Authority, or challenging or questioning the ownership, validity or enforceability of any Intellectual Property and no JV Company has received any notice alleging that the Intellectual Property or the Computer Software is in violation or infringement of any rights of any other Person.

(b) Schedule 3.12(b) correctly and completely identifies all Intellectual Property that is either registered or for which applications to register have been filed and all License Agreements which are material to the Business. Seller has made available to Buyer true, correct and complete copies of all License Agreements which are material to the Business.

(c) Except as indicated in Schedule 3.12(c), none of the JV Companies has granted to any third party any right relating to the use, license, lease or sale of their respective Intellectual Property. The Intellectual Property which is registered or the subject of an application for registration has been duly maintained in all material respects in accordance with all applicable Legal Requirements. No registration or application for registration of any material item of the registered Intellectual Property is the subject of any pending opposition, interference, cancellation or other Proceeding filed before any Governmental Authority. Except as would not materially and adversely affect the JV Companies, taken as a whole, or the conduct of the Business, none of the JV Companies is in breach or default of any License Agreement or any other grant of rights with respect to Intellectual Property of third parties used by the JV Companies.

3.13 Permits and License

The JV Companies have all Permits necessary for them to own, lease or operate their respective Assets and to conduct the Business as conducted as of the Effective Date, all of which remain in effect and are in good standing and were validly issued, except in each case as would not materially and adversely affect the JV Companies, taken as a whole, or the conduct of the Business.

3.14 Agreements and Commitments

Schedule 3.14 is a true, complete and correct list, as of the Effective Date, of each and every Contract conforming to the descriptions set forth in this Section 3.14 (each Contract described in (a) through (h) below, a “Material Contract” and, collectively, “Material Contracts”), copies of which (including all amendments, supplements, modifications, annexes or schedules thereto) have been made available to Buyer:

(a) any Contract in effect as of the Effective Date (whether or not made in the Ordinary Course of Business) pursuant to which (i) payments have been made by or to any JV Company in excess of Two Hundred Fifty Thousand Euros (€250,000), in the aggregate, during the twelve-month period ended on September 30, 2007, or (ii) payments are reasonably anticipated, as of the Effective Date, by or to any JV Company during the twelve-month period ending on September 30, 2008 in excess of Two Hundred Fifty Thousand Euros (€250,000), in the aggregate, or in excess of Two Million Euros (€2,000,000), in the aggregate, over the remaining term of such Contract, except, in each case, for purchase orders and sales orders made in the Ordinary Course of Business and any Contracts that can be cancelled without any penalty or other Liability to any JV Company upon notice of 30 days or less;

(b) any option or other Contract relating to the sale, purchase, lease, sublease, assignment, acquisition or disposal by any JV Company of any material Assets, except for the Excluded Assets, or of any Equity to or of any Person entered into by a JV Company in the last two (2) years which was not made in the Ordinary Course of Business;

(c) any joint venture, partnership, or other Contract (however named) involving a sharing of profits, losses, costs or liability by any JV Company with any other Person;

(d) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion and similar Contracts to which a JV Company is a party that provide commissions or similar payments to or by any Person based on sales, purchases or profits pursuant to which (i) payments have been made by or to any JV Company in excess of One Hundred Thousand Euros (€100,000), in the aggregate, during the twelve-month period ended on September 30, 2007, or (ii) payments are reasonably anticipated, as of the Effective Date, by or to any JV Company during the twelve-month period ending on September 30, 2008 in excess of One Hundred Thousand Euros (€100,000), in the aggregate, or in excess of Five Hundred Thousand Euros (€500,000), in the aggregate, over the remaining term of such Contract;

(e) any bond, indenture, note, loan or credit agreement or other Contract relating to the borrowing of money or to the guarantee or assumption of the obligations of any other Person for borrowed money or other Indebtedness or that creates an Encumbrance (other than a Permitted Encumbrance) on any of the JV Company’s Equity or Assets, in each case having an outstanding principal amount in excess of Five Hundred Thousand Euros (€500,000);

(f) any Contract or agreement limiting or restricting the operation of the Business, the conduct of any line of business of any JV Company, any JV Company’s use of any Assets or any JV Company’s ability to contract or compete with any Person, in any material respect;

(g) any Contract with any (i) current officer, director, shareholder or stakeholder of any JV Company or (ii) any employee or consultant of any JV Company that provides annual gross salary/compensation in excess of One Hundred Thousand Euros (€100,000) and that is not cancelable without penalty or further payment and without more than 30 days’ notice; and

(h) any amendment, supplement, or modification (whether oral or written in respect of any of the foregoing).

3.15 Status of Material Contracts

Except as set forth on Schedule 3.15:

(a) each Material Contract constitutes a lawful, valid and legally binding obligation of the applicable JV Company, and, to the Knowledge of Seller, each other party thereto, and is enforceable against each, in accordance with its terms, except as enforceability may be subject to general principles of equity or as may be restricted, limited or delayed by Bankruptcy or other laws affecting creditors’ rights generally;

(b) each Material Contract is in full force and effect and constitutes the entire agreement by and between the parties thereto with respect to the subject matter thereof;

(c) none of the JV Companies and, to the Knowledge of Seller, no other party to a Material Contract has repudiated any provision of any Material Contract, and none of the JV Companies is in material default, and, to the Knowledge of Seller, no other party thereto, is in material default, under any Material Contract; and

(d) no Material Contract requires the consent of any Person as a result of or pursuant to the consummation of the Transaction (except as set forth on Schedule 3.03(a)).

3.16 Employees and Employee Relations; Employee Benefit Plans

(a) Except as set forth on Schedule 3.16(a), no JV Company is currently, nor has any JV Company ever been, a party to any collective bargaining agreement or other labor union contract, and there has never been, nor to the Knowledge of Seller, is there pending or threatened, any application for certification of a collective bargaining agent. Each of the JV Companies has complied, and presently comply, in all material respects, with all applicable Legal Requirements regarding the terms and conditions of employment or other labor related matters. Each of the JV Companies has made all filings and taken all actions required to be made or taken in respect of their respective employees under applicable labor and welfare Legal Requirements, and all welfare charges due under such Legal Requirements in respect of such employees have been fully paid, except as would not materially and adversely affect the JV Companies, taken as a whole, or the conduct of the Business. Where applicable, the “TFR” (provided for under Article 2120 (“Disciplina del trattamento di fine rapporto”) of the Italian Civil Code) and other indemnities due to the employees have been regularly set aside and are properly entered in the relevant respective financial statements, in all material respects. In the three (3) years preceding the Effective Date there has not been any, nor is there currently any ongoing or threatened, strikes, work stoppages, walkouts, lockouts, or similar actions or disputes involving or otherwise affecting any of the JV Companies’ employees. No JV Company retains any independent contractors or sales agents except in the Ordinary Course of Business and in accordance with applicable Legal Requirements and no independent contractors or sales agents has been retained and has performed his/her services in a way that such independent contractor or sales agent are entitled to be treated as, or recognized the status of, an employee of any of the JV Companies, and there are no sums or bonuses payable by any of the JV Companies to any independent contractors or sales agents in connection with their activities except in the Ordinary Course of Business and in accordance with applicable Legal Requirements.

(b) Schedule 3.16(b) contains a true and complete list of all Employee Benefit Plans maintained by each JV Company. Except as contemplated by this Agreement, no JV Company has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing Employee Benefit Plan that would materially increase the liability of any JV Company.

(c) Except as described on Schedule 3.16(c):

(i) each Employee Benefit Plan has been administered, and is in, compliance with the terms of such Employee Benefit Plan and all applicable Legal Requirements, in all material respects; and

(ii) there are no pending or, to the Knowledge of Seller, threatened material claims or litigation involving any Employee Benefit Plan (other than routine claims for benefits) by participants or beneficiaries covered under such Employee Benefit Plans.

(d) With respect to each written Employee Benefit Plan, Seller has made available to Buyer true, correct and complete copies of the Employee Benefit Plan and any amendments thereto (or if the Employee Benefit Plan is not a written Benefit Employee Plan, a description thereof), any related trust or other funding vehicle, the most recent summary plan description and any summaries of material modifications thereto.

(e) Except as set forth on Schedule 3.16(e), no Employee Benefit Plan provides medical, surgical or hospitalization benefits (whether or not insured) for employees or former employees of any JV Company for periods extending beyond such employee’s retirement date or other termination of service, other than (i) coverage mandated by applicable Legal Requirements or (ii) benefits the full cost of which is borne by the current or former employee (or such employee’s beneficiary).

(f) Except as set forth on Schedule 3.16(f), the consummation of the Transaction will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of any JV Company to severance pay, termination pay, separation pay, retention pay or “change-in-control” or “change-of-control” payments, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

(g) Except as set forth on Schedule 3.16(g), no written warnings or assessments or formal proceedings are pending or, to the Knowledge of Seller, have been threatened, with respect to compliance by the JV Companies with Legal Requirements regarding accidents and health and safety in the workplace.

(h) The relationships entered into with any of JV Companies’ principal suppliers, manufacturers, customers, consultants or contractors, either legal entities or individuals, do not entitle any Person performing services in favor of any JV Companies to be treated as, or recognized the status of, an employee of any of the JV Companies.

3.17 Litigation and Proceedings

Except as set forth on Schedule 3.17, there are no Claims or Proceedings pending or, to the Knowledge of Seller, threatened against any JV Company or otherwise related to the Business which would reasonably be expected to be material to the Business. Except as set forth on Schedule 3.17, no JV Company is now under or subject to any Order. There are no material Claims pending among any of the JV Companies (on the one side) and any of the JV Companies’ employees, former employees, independent contractors and/or agents, employees’ collective bargaining representatives, trade unions (on the other side) relating to employment or service in or with any of the JV Companies.

3.18 Taxes

(a) Each of the JV Companies is and has at all times been resident in Italy for Tax purposes and is not (and has not at any time been) treated as resident in any other jurisdiction for any Tax purpose (including any double taxation arrangement). None of the JV Companies is subject to Tax in any jurisdiction other than Italy by virtue of having a permanent establishment or other place of business in that jurisdiction. None of the JV Companies is liable for any income Tax as the agent of any other person or business or constitutes a permanent establishment of any other Person for any Tax purpose.

(b) For all tax years ending on or prior to the Closing Date, each JV Company has timely filed or, to the extent that the term, including available extensions, has not expired yet, will timely file all material Tax Returns required to be filed by or on behalf of such JV Company. All such Tax Returns are or shall be when filed correct and complete in all material respects, and the applicable JV Company has duly and timely paid, including any advance payment required by Legal Requirements, or made provision in accordance with Accounting Principles applied on a consistent basis, for the payment of all material Taxes which have become due and payable, unless such Taxes are being contested in good faith by appropriate proceedings. As of the Closing, there will be no Encumbrances other than Permitted Encumbrances on any JV Company or any Assets arising in connection with any failure (or alleged failure) to pay any Tax, including any Taxes arising from the Transaction (other than Taxes which are the responsibility of Buyer). There are no pending or, to the Knowledge of Seller, threatened Tax assessments or Proceedings from any Governmental Authority.

(c) Each JV Company has withheld proper and accurate amounts from its employees’ compensation in compliance in all material respects with all withholding and similar provisions of any and all applicable Legal Requirements, and has withheld and paid when due (including applicable extensions), or caused to be withheld and paid when due (including applicable extensions), all Taxes on monies paid by such JV Company to independent contractors, creditors and other Persons for which withholding or payment is required by applicable law.

(d) Each of the JV Companies:

(i) is registered for the purposes of value added Tax, has been so registered at all times that it has been required to be registered by VAT Legislation, and such registration is not subject to any conditions imposed by or agreed with the Governmental Authority;

(ii) to date, has fully complied with and observed in all material respects the terms of VAT Legislation;

(iii) to date, has maintained and obtained at all times complete, correct and up to date records, invoices and other documents (as the case may be) appropriate or requisite for the purposes of VAT Legislation and has preserved such records, invoices and other documents in such form and for such periods as are required by VAT Legislation, in each case in all material respects;

(iv) obtains credits for all material input Tax paid or suffered by it; and

(v) is not and has not been treated as a member of a group for the purposes of VAT Legislation, and has not applied for such treatment.

(e) Pursuant to Law No. 289/2002, each JV Company has filed in a timely manner all returns submitted for Tax amnesty purposes, and such returns were true and correct in all material respects and all amounts due before the Closing Date there under have been paid in full and in a timely manner.

(f) None of the JV Companies has entered into any agreement or arrangement with any Governmental Authority with respect to any Tax liability of the same JV Company affecting any tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(g) None of the JV Companies qualifies as “dummy company” under Article 30 of the Law 23 December 1994 No. 724, as amended.

(h) All material transactions between any JV Company and its Affiliates have been and are on fully arm’s length terms.

(i) Except as set forth on Schedule 3.18(i), since the date three (3) years prior to the Effective Date none of the JV Companies has entered into any transaction with any Person resident in a country or territory included in the list of the Tax haven territories issued by the Ministry of Finance for the purposes of Article 110, paragraph 10, Tax Code.

(j) Schedule 3.18(j) sets forth a complete and accurate list of all federal, state, local and foreign jurisdictions in which each JV Company is required to file a Tax Return.

(k) As of the Closing Date and after giving effect to the Closing of the Transaction, there shall be no U.S. 10% Holders, assuming that there are no U.S. 10% Holders with any interest in any JV Company through Buyer’s ownership interest in the Company.

3.19 Customer List

Seller has made available to Buyer a true, complete and correct list of the five (5) largest customers of each JV Company, measured by the aggregate amount of the JV Company’s revenue generated by such customer for the three (3) most recent complete fiscal years (each such customer, a “Material Customer”). No Material Customer has canceled, terminated or otherwise materially modified, or, to the Knowledge of Seller, threatened to cancel, terminate or otherwise materially modify, its relationship with the applicable JV Company during the twelve (12) months immediately preceding the Effective Date or has during such twelve (12)-month period materially decreased its business with the applicable JV Company.

3.20 Suppliers

Seller has made available to Buyer a true, complete and correct list of the five (5) largest suppliers or vendors of each JV Company, measured by the aggregate payments made by the JV Company to such supplier for the three (3) most recent complete fiscal years (each such supplier or vendor, a “Material Supplier”). No Material Supplier has canceled, terminated or otherwise materially modified, or, to the Knowledge of Seller, threatened to cancel, terminate or otherwise materially modify, its relationship with the applicable JV Company during the twelve (12) months immediately preceding the Effective Date or has during such twelve (12)-month period materially decreased its business with the applicable JV Company.

3.21 Compliance with Legal Requirements

(a) Each JV Company is in compliance with all Legal Requirements applicable to it or the conduct of the Business, except, with respect to the Company, Pallanzeno and San Zeno, as would not materially and adversely affect such JV Company or the conduct of the Business, and, with respect to Acofer and Sidervaldarno, as would not affect Acofer and Sidervaldarno taken together or the conduct of the Business, and no Proceeding, Claim or written notice has been filed or commenced against any JV Company alleging failure to so comply except, with respect to the Company, Pallanzeno and San Zeno, as would not materially and adversely affect such JV Company, and, with respect to Acofer and Sidervaldarno, as would not affect Acofer and Sidervaldarno taken together, nor has any JV Company received any written notice of any violation thereof that has not been remedied, nor to the Knowledge of Seller, is any such Proceeding, Claim or notice threatened.

(b) The Company has complied, in all material respects, with all Legal Requirements applicable to or otherwise related to the JV Companies’ Equity, and no Proceeding, Claim or written notice has been filed or commenced against Seller alleging failure to so comply, nor has Seller received any written notice of any violation thereof that has not been remedied, nor to the Knowledge of Seller, is any such Proceeding, Claim or notice threatened.

3.22 Related-Party Transactions

Except as set forth on Schedule 3.22, no Related Party, directly or indirectly, (a) has borrowed money from or loaned money to any JV Company that is currently outstanding, (b) has any ownership interest in any property or Asset used by any JV Company which is material to the conduct of the Business; or (c) except for employment Contracts, is a party to any Contract with any JV Company or Seller.

3.23 No Commissions; No Illegal Payments

Seller has not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the Transaction. To Seller’s Knowledge, no JV Company nor Seller (nor any Related Party) has, directly or indirectly, paid or delivered or agreed to pay or deliver any fee, commission or other sum of money or item of property, however characterized, to any Person that is in any manner related to the Business in violation of any Legal Requirement.

3.24 Insurance

Schedule 3.24 lists all policies of fire, liability, property, workers’ compensation and other forms of insurance covering any of the Assets of any of the JV Companies. Each policy listed is valid, binding and enforceable in accordance with its respective terms and is in full force and effect, all premiums due with respect to each policy listed have been paid or deferred with the agreement of the insurers, and there are no notices of cancellation or termination with respect to any policy listed. Seller further confirms that the limits have not been exhausted. The coverage provided by the policies listed in Schedule 3.24 is consistent with the past practice of the JV Companies. Neither Seller nor any of the JV Companies have been refused any insurance with respect to its respective assets, properties or operations, nor has its coverage been materially limited or reduced by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last three (3) years.

3.25 Disclaimer of Seller

EXCEPT AS SET FORTH IN THIS ARTICLE III, NONE OF SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE JV COMPANIES, THE PURCHASED STAKES OR ANY OF THE ASSETS OR THE BUSINESS OR PROSPECTS OF THE JV COMPANIES. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the Effective Date and shall be true and correct as of the Closing Date (except such representations and warranties that are made as of a specific date, which Buyer represents and warrants to Seller are true and correct as of such specific date).

4.01 Organization

Buyer is a Dutch BV entity duly organized, validly existing and in good standing under the laws of the Netherlands.

4.02 Powers

Buyer has all requisite corporate power and authority to enter into, execute, deliver and perform all of its obligations under this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder.

4.03 Absence of Conflicts

The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Buyer is a party by Buyer and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) conflict with or violate any of the terms of the Organizational Documents of Buyer, as amended to date;

(b) violate any Legal Requirement applicable to Buyer, except, as would not materially and adversely affect the ability of Buyer to carry out its obligations hereunder, and to consummate the Transaction; and

(c) other than any required EU or national competition law filings, require any approval, consent, or authorization of, or notice to, or filing or registration with, any Governmental Authority by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the Transaction, except where failure to obtain such approval, order or authorization or make such filing, registration or declaration, would not materially and adversely affect the ability of Buyer to carry out its obligations hereunder, and to consummate the Transaction.

4.04 Binding Agreement

This Agreement has been, and upon their execution the Ancillary Agreements to which Buyer is a party shall have been, duly authorized by all necessary corporate action on the part of Buyer (including Equity holder action, if required), and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements shall constitute, legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be subject to general principles of equity and as may be restricted, limited or delayed by Bankruptcy or other laws affecting creditors’ rights generally.

4.05 Litigation

As of the Effective Date, no Proceeding by or against Buyer is pending or, to the Knowledge of Buyer, threatened, which would be reasonably likely to affect the legality or enforceability of this Agreement, the Ancillary Agreements to which Buyer is a party, or the consummation of the Transaction.

4.06 Buyer’s Acknowledgement

Buyer has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Business, which investigation, review and analysis was done by Buyer and its Affiliates and representatives. Buyer acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Business for such purpose. In entering into this Agreement, Buyer acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller or its representatives (except the specific representations and warranties of Seller set forth in Article III).

ARTICLE V
COVENANTS AND AGREEMENTS OF THE PARTIES

5.01 Standstill

Until the earlier of (a) the Closing, or (b) such time as this Agreement may be validly terminated pursuant to Section 8.04, Seller shall not, and Seller shall cause the Operating Subsidiaries and each of its Related Parties, Affiliates, officers, directors, employees or agents, or anyone acting on its behalf (collectively, “Representatives”) not to, directly or indirectly, solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or consider the merits of any inquiries or proposals from any Person (other than Buyer) which may lead, directly or indirectly, to (i) a sale or disposition of any JV Company or any Assets or the Business (other than (A) the sale of Inventory or non-material Assets in the Ordinary Course of Business or (B) discussions which Seller has commenced with Presider and Titan regarding potential commercial arrangements and which Seller may continue, provided that Seller shall not enter or permit any Affiliate to enter into any definitive agreements without the prior consent of Buyer, not to be unreasonably withheld); (ii) a sale of any JV Companies’ Equity or any other equity in any JV Company (or the right to acquire the same); or (iii) a merger by or acquisition of any JV Company or other restructuring, recapitalization or reorganization involving any JV Company or any JV Companies’ Equity. Seller hereby confirms and represents that no other discussions with any other third parties other than Buyer regarding the Company are ongoing. Following the Effective Date, Seller shall notify Buyer within 48 hours of receipt of any written proposal from any third party that if acted upon by Seller or its Affiliates could constitute a breach of this Section 5.01.

5.02 Pre-Closing Conduct of Business

Seller covenants and agrees that, except as described in Schedule 5.02, between the Effective Date and the Closing, Seller shall cause the Company and each Operating Subsidiary to, (a) conduct the Business in all material respects in the Ordinary Course of Business and (b) use its commercially reasonable efforts to preserve intact in all material respects the business organization of the Business.

5.03 Certain Actions

From the Effective Date until the earlier of the date of termination of this Agreement pursuant to Section 8.04 or the such time as the Transaction is consummated, except as expressly permitted or required by this Agreement or as consented to by Buyer in writing, such consent not to be unreasonably withheld, Seller shall not and shall cause the Company and each Operating Subsidiary not to:

(a) declare, set aside or pay any non-cash dividend, reserves or other distribution, with respect to, or redeem, purchase or otherwise acquire, directly or indirectly, any Equity;

(b) amend its Organizational Documents;

(c) issue, deliver, award, grant, sell, transfer, dispose of, pledge or encumber any of its Equity, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any of its Equity or amend or otherwise modify the terms of such securities options, warrants, calls, commitments or rights, the effect of which shall be to make such terms more favorable to the holders thereof;

(d) authorize or effect any split, combination or reclassification of, or authorize or propose the issuance of, any other securities in respect of, in lieu of or in substitution for, any of its Equity, or effect or become a party to any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, reorganization or Equity exchange;

(e) except as set forth in the Capital Expenditure Plan make or authorize any capital expenditure, capital commitment, or addition to property, plant or equipment outside of the Ordinary Course of Business in excess of Five Hundred Thousand Euros (€500,000) individually or One Million Euros (€1,000,000) in the aggregate;

(f) enter into or renew any Material Contract with any Affiliate, or engage in any material transaction with any Affiliate (other than payment of ordinary compensation and fees to directors and officers in the Ordinary Course of Business);

(g) assume, guarantee or otherwise become liable for the obligations of any third party;

(h) create any Encumbrance (other than a Permitted Encumbrance) on any Asset material to the operation of the Business;

(i) make any change in the compensation, fringe benefits or bonuses payable to any of its directors, officers or employees, other than (A) as required by Legal Requirements, (B) in accordance with any plans, programs or agreements existing on the Effective Date that have been disclosed to Buyer, or (C) other ordinary increases consistent with the past practices of the Company or the relevant Operating Subsidiary;

(j) change any of the accounting principles or practices that were used by any JV Company in the preparation of the Financial Statements unless required by Accounting Principles;

(k) make or change any material Tax election (whether a tax election is material will be determined from the future tax consequences for both Buyer and Seller) or settle or compromise any liability in respect of material Taxes, change in any material respect any accounting method in respect of material Taxes, file any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes; or

(l) agree, authorize, resolve, arrange or commit to do any of the foregoing.

5.04 Consultation with Buyer; Pre-Closing Access to Information

From the Effective Date until the Closing Date, Seller shall (a) cause each JV Company’s senior employees, upon reasonable notice, to confer with one or more representatives of Buyer and to answer Buyer’s questions regarding matters relating to the conduct of the Business; (b) afford Buyer and its representatives reasonable access to each JV Company’s Facilities, Contracts, books and records, and other documents and data; (c) make available to Buyer copies of all such Contracts, books and records, and other existing documents and data as Buyer may reasonably request; and (d) furnish Buyer with such additional financial, operating, and other data and information as Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted at Buyer’s expense, during normal business hours, under the supervision of Seller’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Business.

5.05 Governmental Authority Approvals

Promptly following the Effective Date, the Parties shall make all notifications, applications or filings required under EC Regulation 134/2004 or the laws of the individual EU member states within the European Union (“Filings”) with the relevant government, regulatory, supranational or state agency, department or body (“Relevant Agency”). If required by applicable Legal Requirements, the Filings shall be submitted jointly by Nucor and DPH. Nucor shall be responsible for preparing the Filings. Nucor shall provide DPH with drafts and any other documents or material correspondence to be submitted in connection with the relevant Filing reasonably in advance of submission of such filing, and consider in good faith the views and recommendations of DPH in connection therewith. Each Party shall pay the fees and expenses of its own counsel in preparing or reviewing the Filings. The Parties shall cooperate in good faith to accomplish the Filings as quickly as reasonably possible.

5.06 Further Acts and Assurances

At any time and from time to time at and after the Closing the Parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable Legal Requirements, and to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable, including execute and deliver such documents and other papers, as may be required to carry out the provisions or purposes of this Agreement and consummate and make effective the Transaction.

5.07 Costs and Expenses

(a) Except as otherwise expressly set forth in this Agreement, all expenses of the negotiation and preparation of this Agreement and related to the Transaction, including legal counsel, accounting, brokerage and investment advisor fees and disbursements, shall be borne by the respective Party incurring such expense, whether or not the Transaction is consummated.

(b) Seller shall be solely responsible for paying any fees and expenses of Seller’s (or the Company’s) lawyers, accountants, investment banker or other advisers, if any, incurred in connection with the Transaction.

(c) Seller and Buyer shall each be responsible for fifty percent (50%) of the fees and expenses (including filing fees and reasonable attorneys’ fees) for local counsel incurred in connection with obtaining any approvals, consent or authorization of, or notice to, or filing or registrations with, any Governmental Authority, or any other Person required under Section 5.05.

(d) Seller shall be responsible for any and all Liabilities, costs or expenses (including any associated Taxes) arising out of or relating to (i) the purchase of the Government Stake, (ii) the disposition of the Excluded Assets and (iii) the Stakeholder’ Loan, and in each case shall accomplish such transactions in such a manner so as not to create any contingent Liabilities on the JV Companies or the Business.

(e) Buyer shall be responsible for any and all actual out-of–pocket costs and expenses, including associated filing fees and reasonable attorneys’ fees, arising out of the Pre-Closing Reorganization, and shall promptly reimburse Seller for any such costs and expenses incurred by Seller, the JV Companies or any of their respective Affiliates from time to time upon receipt of reasonable documentation thereof.

5.08 Confidentiality Obligations

This Agreement, the existence and contents of discussions between the Parties, and any information of a proprietary or confidential nature furnished by a Party to another Party pursuant to the terms hereof or in connection with the Transaction are “Confidential Information” (as such term is defined in the Confidentiality Agreement) and the terms and conditions of the Confidentiality Agreement shall apply with respect thereto.

5.09 Slag Removal; Process Water Treatment Plant; Reheat Furnaces

(a) Seller shall quantify the volume of slag (“scorie”) at the San Zeno Facility as of the Closing Date (“Pre-Closing Slag”), and shall deliver to Buyer a reasonably detailed report setting forth the amount of such Pre-Closing Slag along with such supporting information and evidence as Buyer reasonably requests. Seller shall be responsible for and shall reimburse the JV Companies for their direct, out-of-pocket costs and expenses incurred in connection with the conversion of such Pre-Closing Slag into slag waste (“rifiuto”) and the disposal of such slag waste as required by applicable Environmental Laws as applied in accordance with industry standards in the area of the facility (the “Slag Waste Removal”). Seller shall be provided with reasonable advance notice of the Slag Waste Removal, and Seller shall have the right to oversee and control all aspects of the Slag Waste Removal, provided that the Slag Waste Removal is conducted in accordance with the requirements of applicable Environmental Laws as applied in accordance with industry standards in the area of the facility. Seller shall be provided with such access to the facility as may reasonably be necessary to exercise its rights and obligations under this Section 5.09.

(b) Prior to the Closing or within a reasonable time following the Closing, Seller shall at Seller’s expense complete installation of the process water treatment plant at the Pallanzeno Facility so that the process water discharge at such Facility complies with applicable Environmental Laws or requirements of applicable Governmental Authorities.

5.10 Taxes

(a) Whenever it is necessary to determine the liability for Taxes of any of the JV Companies for a portion of a taxable year or period that begins before and ends after the Closing Date, the determination of the Taxes of the JV Companies for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date generally shall be determined by assuming that the JV Companies had a taxable year or period which ended at the close of the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (such as the deduction for depreciation), and Taxes imposed on a periodic basis (such as real property taxes), shall be apportioned on a time basis (i.e., the amount of such Tax for the entire taxable period shall be multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period).

(b) Seller shall be entitled to any Tax refund, Tax credit, allowance or set-off against Taxes received by any of the JV Companies in respect of any Pre-Closing Tax Period that was not reflected in the Financial Statements as an asset, and Buyer shall pay, or cause the Company to pay, the value of any such Tax Refund, Tax credit, allowance or set-off against Taxes received by Buyer or the JV Companies to Seller, as applicable, promptly following its receipt.

(c) From and after the Closing, if at any time, to the Knowledge of Seller any U.S. citizen or permanent resident who through Seller’s ownership in the Company has a direct or indirect ownership interest in any JV Company as of the Closing Date (a “U.S. Holder”) intends to make any change in such U.S. Holder’s direct or indirect ownership interest in the JV Companies that would cause such U.S. Holder to become a U.S. 10% Holder, Seller shall provide Buyer with written notice of such change at least 120 days prior to the effectiveness thereof.

5.11 Notice of Developments

(a) Until the Closing, Seller shall notify Buyer in writing of any breach of Seller’s representations and warranties set forth in Article III of which Seller has Knowledge attributable to events or omissions occurring or arising after the Effective Date and that will result in the condition set forth in Section 7.01(a) becoming incapable of being satisfied; provided, however, that if such breach would give rise to a right to terminate this Agreement pursuant to Section 8.04(a)(ii) by Buyer and within 20 days of receipt of such notice duly delivered in accordance with Section 12.05, Buyer fails to give written notice of its intent to terminate this Agreement, Buyer’s rights with respect to such breach shall be deemed waived and Buyer shall not have any further rights in respect thereof under this Agreement for indemnification or otherwise (other than with respect to Sections 3.11 or 3.18). From and after Closing, Seller shall have no liability for any breach of, or failure to give any notice required by, this Section 5.11(a).

(b) Until the Closing, Buyer shall notify Seller in writing of any breach of Buyer’s representations and warranties set forth in Article IV of which Buyer has Knowledge attributable to events or omissions occurring or arising after the Effective Date and that will result in the condition set forth in Section 6.01(a) becoming incapable of being satisfied; provided however, that if such fact, change, condition, circumstance or occurrence or nonoccurrence of such event would give rise to a right to terminate this Agreement pursuant to Section 8.04(a)(ii) by Seller and within 20 days of receipt of such notice duly delivered in accordance with Section 12.05, Seller fails to give written notice of its intent to terminate this Agreement, Seller’s rights with respect to such breach shall be deemed waived and Seller shall not have any further rights in respect thereof under this Agreement for indemnification or otherwise. From and after Closing, Buyer shall have no liability for any breach of, or failure to give any notice required by, this Section 5.11(b).

5.12 Pre-Closing Reorganization

Prior to the Closing, Seller shall have caused each of the JV Companies (other than Acofer) to convert into limited liability companies (“Società a responsabilità limitata”)(the “Pre-Closing Reorganization”). In connection with the Pre-Closing Reorganization, (a) each of the JV Companies shall adopt new Bylaws (or amend their existing Bylaws) in a manner reasonably acceptable to Buyer and Seller and (b) upon Buyer’s request (regardless of whether such request is made prior or subsequent to Closing), (i) Seller shall execute US Form 8832 “Entity Classification Election” for the Company, and (ii) Seller shall take all actions necessary to cause the appropriate party to execute a US Form 8832 “Entity Classification Election” for each Operating Subsidiary; provided that from and after the Closing, Seller shall have no liability for any breach of this Section 5.12 and, for the avoidance of doubt, Seller shall have no liability whatsoever at any time for any tax consequences to Buyer or its Affiliates as a result of the Pre-Closing Reorganization or any failure to properly effect any aspect of the Pre-Closing Reorganization. Seller shall consult with Buyer and Buyer’s counsel in connection with the Pre-Closing Reorganization (including permitting Buyer prior review and comment on any required filings associated therewith).

5.13 Expansion at San Zeno

Prior to the Closing, Seller shall cooperate in good faith with Buyer with respect to, and shall keep Buyer reasonably informed on the status of, all applications for any required Permits and all requisite filings required under applicable Legal Requirements (including any applications for necessary carbon credits) necessary for the “phase I” expansion of the melt shop capacity up to one million metric tonnes at the San Zeno Facility. Following the Closing, Seller shall use its reasonable commercial efforts to obtain the Permits noted above (it being understood that Seller’s reasonable commercial efforts shall not include taking any actions outside of Sellers control and that certain Permit applications require pre-approval by applicable Governmental Authorities over which Seller has no control).

ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of Seller to consummate the Transaction are subject to the satisfaction on or prior to the Closing Date of the following conditions, unless, if legally permissible, waived in writing by Seller:

6.01 Representations and Warranties; Covenants

(a) Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects (except that those representations and warranties which are qualified as to material, materiality, Material Adverse Effect or similar expressions, or are subject to the same or similar type exceptions, shall be true, complete and correct in all respects) on and as of the Effective Date and on and as of the Closing Date or, if expressly limited to a specific date, as of such specific date.

(b) Each and all of the terms, covenants and agreements to be complied with or performed by Buyer on or before the Closing Date shall have been complied with and performed in all material respects (except that those covenants and agreements which are qualified as to material, materiality, Material Adverse Effect or similar expressions, or are subject to the same or similar type exceptions, shall have been complied with or performed in all respects).

6.02 Adverse Actions or Proceedings

(a) EU Competition Law Approval; Other Governmental Actions. All Filings shall have been made with the Relevant Agencies and, in respect of each Filing the Relevant Agency shall have issued a decision approving unconditionally the Transaction or the applicable waiting periods (including any extensions) shall have expired or been terminated without receipt of a negative or conditional response where such expiry or termination has the same legal effect as an unconditional clearance.

(b) No Proceedings. No action, suit or proceeding shall have been instituted by any Government Authority of competent jurisdiction to prohibit or restrain the sale contemplated by this Agreement or the Transaction or otherwise challenge the power and authority of the Parties to enter into this Agreement or to carry out their obligations hereunder or the legality and validity of the Transaction.

6.03 No Order

No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law or Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions.

6.04 Deliveries at Closing

Buyer shall have delivered to Seller, in form and substance reasonably acceptable to Seller, those deliverables set forth in Section 8.03.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to consummate the Transaction are subject to the satisfaction on or prior to the Closing Date of each of the following conditions, unless, if legally permissible, waived in writing by Buyer:

7.01 Representations and Warranties; Covenants

(a) Each of the representations and warranties of Seller contained in this Agreement (other than Sections 3.05(b), 3.11 or 3.18) shall be true, complete and correct in all material respects (except that those representations and warranties which are qualified as to material, materiality, Material Adverse Effect or similar expressions, or are subject to the same or similar type exceptions, shall be true, complete and correct in all respects) on and as of the Effective Date and on and as of the Closing Date or, if expressly limited to a specific date, as of such specific date.

(b) Each and all of the terms, covenants and agreements to be complied with or performed by Seller on or before the Closing Date shall have been complied with or performed in all material respects (except that those covenants and agreements which are qualified as to material, materiality, Material Adverse Effect or similar expressions, or are subject to the same or similar type exceptions, shall have been complied with or performed in all respects).

(c) Seller shall have completed the purchase of the Government Stake.

(d) Seller shall have completed the disposition of the Excluded Assets.

(e) Seller shall have completed the Pre-Closing Reorganization.

7.02 Adverse Actions or Proceedings

(a) EU Competition Law Approval; Other Governmental Actions. All Filings shall have been made with the Relevant Agencies and, in respect of each Filing the Relevant Agency shall have issued a decision approving unconditionally the Transaction or the applicable waiting periods (including any extensions) shall have expired or been terminated without receipt of a negative or conditional response where such expiry or termination has the same legal effect as an unconditional clearance.

(b) No Proceedings. No action, suit or proceeding shall have been instituted by any Government Authority of competent jurisdiction to prohibit or restrain the sale contemplated by this Agreement or the Transaction or otherwise challenge the power and authority of the Parties to enter into this Agreement or to carry out their obligations hereunder or the legality and validity of the Transaction.

7.03 No Material Adverse Effect

There shall have been no Material Adverse Effect since the Effective Date.

7.04 No Order

No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law or Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions.

7.05 Deliveries at Closing

Seller shall have delivered or caused to be delivered to Buyer, in form and substance reasonably acceptable to Buyer, those deliverables set forth in Section 8.02.

ARTICLE VIII
CLOSING; TERMINATION OF AGREEMENT

8.01 Closing

The consummation of the sale and purchase of the Purchased Stakes and other transactions contemplated by this Agreement (the “Closing”) shall take place (a) at a location to be mutually agreed between the Parties, as soon as reasonably practicable (but in any event, no later than the third Business Day) after the day on which the all of the conditions set forth in Article VI and Article VII are satisfied or validly waived in writing by the Party giving the waiver (other than those conditions that by their nature cannot be satisfied until the Closing Date, but subject to the satisfaction or valid waiver of such conditions) or (b) at such other place and time or on such other date as the Parties may agree in writing (the actual date of the Closing, the “Closing Date”).

8.02 Actions of Seller Prior to and at Closing

At the Closing, unless otherwise waived in writing by Buyer, in addition to any other action to be taken and to any other instrument to be executed or delivered pursuant to this Agreement, Seller shall:

(a) duly transfer through a Notarial Deed full title on the Purchased Stakes, free and clear from any Encumbrances;

(b) cause the Company to record in its Stakeholders’ ledger the transfer of the Purchased Stakes in favor of Buyer;

(c) execute and deliver to Buyer such other instruments as may be necessary, under applicable laws, to vest in Buyer good and marketable title in the Purchased Stakes;

(d) deliver to Buyer the Stakeholders’ Agreement, properly executed by Seller and dated as of the Closing Date;

(e) deliver copies of the Trademark License Agreement, the new or amended Bylaws of each of the JV Companies and the Sales Agency Agreement, each properly executed by Seller and the Company and dated as of the Closing Date;

(f) deliver to Buyer a certificate of an officer of each of Seller, and DPH regarding the authority and incumbency of those officers of Seller or DPH, as applicable, executing this Agreement and any other agreements or instruments delivered at Closing;

(g) deliver to Buyer copies of resolutions or equivalent instruments duly adopted by each of Seller and DPH authorizing and approving the execution and delivery of this Agreement and the consummation of the Transaction, certified as true and in full force and effect as of the Closing Date by an officer of Seller or DPH, as applicable;

(h) deliver to Buyer a certificate executed by Seller dated as of the Closing Date certifying that the conditions in Section 7.01 have been fulfilled;

(i) deliver to Buyer copies of the documents effecting the purchase of the Government Stake, in form and substance reasonably acceptable to Buyer;

(j) deliver to Buyer copies of the documents effecting the disposition of the Excluded Assets, in form and substance reasonably acceptable to Buyer;

(k) deliver to Buyer copies of the documents effecting the Pre-Closing Reorganization, in form and substance reasonably acceptable to Buyer;

(l) deliver to Buyer copies of the documents effecting the Stakeholder’s Loan (if applicable), in form and substance reasonably acceptable to Buyer; and

(m) deliver such other instruments, agreements, certificates and documents as Buyer reasonably deems necessary to effect the Transaction.

8.03 Action of Buyer at Closing

At the Closing and unless otherwise waived in writing by Seller, Buyer shall deliver or cause to be delivered to Seller:

(a) an amount equal to the Initial Payment;

(b) the Stakeholders’ Agreement, properly executed by Buyer and dated as of the Closing Date;

(c) a certificate of an officer of each of Nucor and Buyer regarding the authority and incumbency of those officers of Nucor or Buyer, as applicable, executing this Agreement and any other agreements or instruments delivered at Closing;

(d) copies of resolutions or equivalent instruments duly adopted by each of Buyer and Nucor authorizing and approving the execution and delivery of this Agreement and the consummation of the Transaction, certified as true and in full force and effect as of the Closing Date by an officer of Buyer or Nucor, as applicable;

(e) a certificate of a duly authorized officer of Buyer certifying that the conditions in Section 6.01 have been fulfilled; and

(f) such other instruments, agreements, certificates and documents as Seller reasonably deems necessary to effect the Transaction.

All actions and transactions constituting the Closing (including all the deeds and documents to be executed on Closing pursuant to this Agreement) shall be regarded for the purpose of the Closing as a single transaction and shall constitute a condition to the effectiveness of the Closing so that, at the option of the Party having an interest in carrying out the relevant action, no action or transaction shall be deemed to have taken place, unless and until all the other actions and transactions constituting the Closing shall have taken place as provided in this Agreement.

8.04 Termination Prior to Closing

(a) Notwithstanding anything herein to the contrary, this Agreement may be terminated, and the Transaction abandoned, upon notice by the terminating Party to the other Party as follows:

(i) at any time before the Closing, by mutual written consent of Buyer and Seller;

(ii) at any time before the Closing, by written notice given by Buyer to Seller, on the one hand, or by Seller to Buyer, on the other hand, in the event of a breach of the non-terminating Party’s representations, warranties or covenants set forth in this Agreement which would cause the conditions set forth in Section 6.01, in the case of termination by Seller, or Section 7.01, in the case of termination by Buyer, not to be satisfied, and such breach has not been cured or is incapable of being cured within thirty (30) days of notice of such breach; provided however, neither Buyer nor Seller shall be permitted to terminate the Agreement pursuant to this Section 8.04(a)(ii) if such Party is itself in material breach at such time;

(iii) by written notice given by Seller or Buyer to the other Party if the Closing shall not have taken place on or before the Closing Date Deadline; provided, however, that the right to terminate this Agreement under this Section 8.04(a)(iii) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; provided, further, if on the Closing Date Deadline all conditions to the Closing either have been fulfilled (or are then capable of being fulfilled) or waived except the conditions set forth in Sections 6.02(a) and 7.02(a) or Section 7.01(e), then, upon written notice from either Buyer or Seller to the other Party, the Closing Date Deadline shall be automatically extended until the earlier of (A) ninety (90) days following the initial Closing Date Deadline or (B) five (5) Business Days following satisfaction of the conditions set forth in Sections 6.02(a) and 7.02(a), or Section 7.01(e), as applicable, and such date shall become the Closing Date Deadline for purposes of this Agreement; or

(iv) by written notice given by Seller or Buyer to the other Party if the Closing shall not have taken place on or before the Closing Date Deadline in the event that there shall be in effect at such time any final and nonappealable law or other legal restraint or prohibition preventing or making illegal the consummation of the Transaction; provided, however, that the right to terminate this Agreement pursuant to this Section 8.04(a)(iv) shall not be available to any Party whose breach of any provision of this Agreement is the principal cause of, or resulted in, the application or imposition of such law or other legal restraint or prohibition.

(b) If this Agreement is validly terminated pursuant to Section 8.04(a)(i) or (iv), this Agreement will be null and void, and there will be no liability or obligation on the part of any Party (or any of their respective Equity holders, officers, directors, trustees, employees, agents, consultants or other representatives). If this Agreement is validly terminated pursuant to Section 8.04(a)(ii) or (iii), each Party shall have at its disposal all rights and remedies available to it at law or in equity.

ARTICLE IX
INDEMNITY

9.01 Survival; Right to Indemnification

(a) Seller’s representations and warranties regarding environmental matters in Section 3.11 and Seller’s indemnity obligations under Section 9.02(d) (excluding, however, any indemnity obligations with respect to the Known Environmental Issues, which shall survive until 90 days following the expiration of the applicable statute of limitations) shall survive the Closing and continue in full force and effect until the three (3) year anniversary of the Closing Date.

(b) Seller’s representations and warranties regarding Taxes in Section 3.18 shall survive the Closing and continue in full force and effect until ninety (90) days following the expiration of the applicable statute of limitations related to such Tax matter or Tax liability, as the case may be.

(c) Seller’s Fundamental Representations and Warranties shall survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations.

(d) Buyer’s representations and warranties in Article IV shall survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations.

(e) Except for the matters described in Sections 9.01(a), (b), (c) and (d) above, all representations and warranties herein or in the certificate delivered pursuant to Section 8.02(h) shall survive the Closing and continue in full force and effect until twenty four (24) months following the Closing Date.

9.02 Indemnification and Payment of Damages by Seller

Seller agrees to indemnify and hold harmless Buyer, Buyer’s Affiliates, each of their respective officers, directors, employees, agents, successors and permitted assigns, and the JV Companies (collectively, “Buyer Indemnified Persons”) from, and will pay to Buyer Indemnified Persons the amount of, any loss, liability, Claim, damage, expense, fine or penalty (including reasonable attorneys’ fees, whether or not involving a third-party Claim) (collectively, “Damages”) actually incurred by any such Buyer Indemnified Persons, arising from:

(a) the breach of any representation or warranty of Seller set forth in Article III or in the certificate delivered pursuant to Section 8.02(h);

(b) any breach by Seller of any covenant or obligation of Seller set forth herein or in the certificate delivered pursuant to Section 8.02(h);

(c) Taxes imposed on or assessed against the JV Companies for any Pre-Closing Tax Periods (but excluding any Taxes arising solely out of the Pre-Closing Reorganization) to the extent such Taxes were not specifically accounted for in the calculation of Net Working Capital or Long-Term Liabilities;

(d) any known or unknown Environmental Claims (including, without limitation, Environmental Claims arising out of the Known Environmental Issues) of or against any JV Company arising out of the ownership of the Purchased Stakes, the Assets or the operation of the Business prior to the Closing Date (excluding, however, any Environmental Claims (i) to the extent arising as a result of a change in Environmental Laws after the Closing Date or (ii) any acts or omissions of the JV Companies occurring after the Closing Date); or

(e) any environmental remediation of any Known Environmental Issue undertaken by any JV Company after the Closing Date, provided that Seller’s indemnity obligation under this Section 9.02(e) shall not apply to (i) any remediation undertaken in connection with an Environmental Claim (which shall be governed by Section 9.02(d)), (ii) any remediation undertaken other than to the extent necessary to comply with applicable Environmental Laws, or (iii) any remediation to the extent required due to a change in the operations of the Business or the use of the Assets after the Closing Date other than a change in the operations of the Business or the use of the Assets required as a result of applicable Environmental Laws or Governmental Authorities.

9.03 Limitations on Seller’s Obligations

(a) Seller shall not be obligated to indemnify any Buyer Indemnified Persons under Sections 9.02(a) or 9.02(d) above until all Damages of Buyer Indemnified Persons, individually or in the aggregate, exceed the Basket Amount, at which point Seller will be obligated to indemnify such Buyer Indemnified Persons for Damages in excess thereof for an amount up to but not to exceed the Cap, provided that the foregoing shall not apply to (i) any breach of Seller’s Fundamental Representations and Warranties, (ii) any breach of Section 3.05(b) or (iii) any Known Environmental Issues.

(b) No Damages may be claimed for any breach of Section 3.05(b) by any Buyer Indemnified Persons, and Seller shall not be obligated to indemnify Buyer Indemnified Persons for any such Damages, unless such Damages exceed €200,000 resulting from any single Claim or aggregated Claims arising out of the same facts, events or circumstances, at which point Seller will be obligated to indemnify such Buyer Indemnified Persons for Damages in excess thereof in respect of each such Claim or aggregated Claims arising out of the same facts, events or circumstances for an amount up to but not to exceed the Cap, provided that if a particular Claim would constitute a breach of the representation set forth in Section 3.05(b) and a breach of any other representation or representations set forth in Article III or in the certificate delivered pursuant to Section 8.02(h) relating to Section 7.01(a), the Buyer Indemnified Persons may only bring a Claim for the breach of such other applicable representation or representations set forth in Article III or in the certificate delivered pursuant to Section 8.02(h) relating to Section 7.01(a), and shall have no right to bring a Claim for a breach of Section 3.05(b) with respect to the same set of facts, events or circumstances.

(c) Seller’s maximum aggregate liability to indemnify Buyer Indemnified Persons for all Claims under this Article IX shall not exceed the Cap; provided, however, the Cap shall not apply to any Claims related to (i) Taxes or to (ii) a breach of Seller’s Fundamental Representations and Warranties. Notwithstanding the foregoing, in no event shall the aggregate liability of Seller hereunder, including with respect to any breaches of Seller’s Fundamental Representations and Warranties, exceed the Purchase Price.

9.04 Indemnification and Payment of Damages by Buyer

Buyer will indemnify and hold harmless Seller and Seller’s Affiliates, and each of their respective officers, directors, employees, agents, successors and permitted assigns (collectively, “Seller Indemnified Persons”), from and will pay to Seller Indemnified Persons the amount of any Damages actually incurred by such Seller Indemnified Persons arising from:

(a) the breach of any representation or warranty of Buyer set forth herein or in the certificate delivered pursuant to Section 8.03(e); or

(b) any breach by Buyer of any covenant or obligation of Buyer set forth herein or in the certificate delivered pursuant to Section 8.03(e).

9.05 Limitations on Buyer’s Obligations

Buyer’s maximum aggregate liability to indemnify Seller Indemnified Persons for all Claims under this Article IX shall not exceed the Cap, provided that the limitations under this Section 9.05 shall not apply to a breach of Buyer’s obligation to pay the Purchase Price in accordance with the terms hereof or to a breach of Buyer’s representations and warranties in Sections 4.01, 4.02 and 4.04. Notwithstanding the foregoing, in no event shall the aggregate liability of Buyer hereunder, including with respect to any breaches of Buyer’s representations and warranties in Sections 4.01, 4.02 and 4.04, exceed the Purchase Price.

9.06 Procedure for Indemnification – Third-Party Claims

(a) Within five (5) Business Days following receipt by any Buyer Indemnified Person or Seller Indemnified Person, as the case may be (respectively, the “Indemnified Person”), of notice of any Claim or the commencement of any Proceeding against it which may give rise to a right of indemnification under this Agreement, the Indemnified Person will give notice to the other Party (the “Indemnifying Person”) of such Claim or the commencement of such Proceeding, but the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Persons, except to the extent that the Indemnifying Person demonstrates that the defense of such action is materially prejudiced by the Indemnified Persons’ failure to give such notice.

(b) If any Proceeding referred to in Section 9.06(a) is brought against any Indemnified Person, the Indemnifying Person will be entitled to participate in such Proceeding and to assume the defense of such Proceeding with counsel reasonably satisfactory to the Indemnified Person and, after notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Proceeding, the Indemnifying Person will not, as long as it diligently conducts such defense, be liable to the Indemnified Persons under this Article IX for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Proceeding. If the Indemnifying Party elects to assume the defense against such a Proceeding, the Indemnified Party may participate in such defense at its own expense. If the Indemnifying Person assumes the defense of a Proceeding, no compromise or settlement of any claims made in that Proceeding may be effected by the Indemnifying Person without the Indemnified Person’s consent (which shall not be unreasonably withheld or delayed) unless (i) there is no admission by the Indemnified Persons of any violation of applicable Legal Requirements or any violation of the rights of any Person or any finding of the same, and there is no effect on any other claims that may be made against the Indemnified Person, or (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person. If the Indemnifying Person fails to defend against a Proceeding, the Indemnified Person may assume control of the defense (which such failure shall not however relieve the Indemnifying Person of its obligations hereunder), and if the Indemnified Person shall undertake at any time to compromise such Proceeding, it shall promptly notify the Indemnifying Person of its intention to do so and shall obtain the Indemnifying Person’s prior written consent to any final compromise or settlement, which consent shall not be unreasonably withheld or delayed. The Parties shall provide reasonable cooperation to each other in the defense of any such Claim.

(c) Notwithstanding the foregoing, if any Indemnified Person determines in good faith, in consultation with outside counsel, that there is a reasonable probability that a Proceeding may adversely affect it other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume, at its own expense, the exclusive right to defend, compromise, or settle such Proceeding, but the Indemnifying Person will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

9.07 Procedure for Indemnification – Other Claims

(a) A claim for indemnification for any matter not involving a third-party Claim (a “Direct Claim”) may be asserted within 30 days after such claim arises by written notice to the Indemnifying Person stating the amount of Damages, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises, provided that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Persons, except to the extent that the Indemnifying Person is materially prejudiced thereby.

(b) No Indemnified Persons shall undertake or cause to be undertaken or allow any removal, remedial or response action with respect to which any Indemnified Persons may be entitled to indemnification without providing reasonable prior written notice to the Indemnifying Person.

9.08 Survival

The Indemnifying Person’s obligation to indemnify the Indemnified Persons shall terminate at the conclusion of the time periods set forth in this Article IX, except with respect to Damages that are, prior to the conclusion of the applicable time period, the subject of a Proceeding (notice of which Proceeding has been delivered to the Indemnifying Person by the Indemnified Persons prior to the conclusion of the applicable time period) and are incurred after the conclusion of the applicable time period as a direct result of an Order entered therein or a settlement thereof.

9.09 Remedies; Effect of Indemnification Payments

(a) Subject to Articles X and XI and except in the event of fraud, Buyer and Seller acknowledge and agree that (i) following the Closing, the indemnification provisions of Section 9.02 and Section 9.04 shall be the sole and exclusive remedies of Buyer and Seller for any breach by the other party of the representations and warranties in this Agreement or any certificate or other document delivered in connection herewith (other than the Ancillary Agreements which shall be governed in accordance with the terms set forth therein) and for any failure by the other party to perform and comply with any covenants and agreements in this Agreement or any certificate or other document delivered in connection herewith (other than the Ancillary Agreements which shall be governed in accordance with the terms set forth therein), except that if any of the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached, the parties shall be entitled to specific performance of the terms thereof in addition to any other remedy at law or equity, and (ii) anything herein to the contrary notwithstanding, absent fraud, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Buyer or Seller, after the consummation of the purchase and sale of the Purchased Stakes contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. Each Party shall take all reasonable steps to mitigate its Damages upon and after becoming aware of any event which could reasonably be expected to give rise to any Damages.

(b) Other than with respect to Damages owed to a third party for which indemnification may be owed by a Party pursuant to Section 9.02 or 9.04, as applicable, no Party hereto shall have any liability under any provision of this Agreement or any certificate or other document delivered in connection herewith or any Ancillary Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement or any Ancillary Agreement.

(c) All amounts paid pursuant to this Agreement by one Party to another Party (other than interest payments) shall be treated by such Parties as an adjustment to the Purchase Price.

(d) Neither Buyer nor Seller, as applicable, shall be entitled to recover Damages from the other under this Article IX to the degree that the affected Buyer Indemnified Person or Seller Indemnified Person, as applicable, has already been made whole and such indemnifiable Damages would constitute double recovery of amounts already paid (directly or indirectly) to Buyer or Seller, as applicable, pursuant to this Article IX or by third parties to the extent that such amounts recovered pursuant this Article IX or from such third parties are attributable to Claims for which Buyer or Seller, as applicable, is seeking indemnification.

(e) In the event of any required payment by Seller of any Damages pursuant to this Article IX where any JV Company is the Buyer Indemnified Person Seller shall pay Buyer 50% of such Damages which shall constitute full satisfaction of Seller’s indemnity obligations with respect to such Damages; provided, however prior to any such payment to Buyer, Buyer and Seller shall discuss in good faith for a period of ten (10) days whether or not 100% of such payments should be made directly to such JV Company if such direct payment would achieve greater tax efficiencies for Buyer, Seller and the JV Company at issue, and if agreed by Buyer and Seller, instead of payment of 50% of such Damages to Buyer, Seller shall pay the full amount of such Damages to the applicable JV Company.

ARTICLE X
SELLER’S PARENT GUARANTY

10.01 Guaranty of Performance

DPH hereby unconditionally and irrevocably guarantees to Buyer the timely performance of all obligations of Seller under this Agreement (for purposes of this Article X, “Seller’s Obligations”). Buyer acknowledges and agrees that Seller’s Obligations are subject to and shall be determined in accordance with the express terms and conditions of this Agreement.

10.02 Primary Liability of DPH

DPH agrees that this guaranty may be enforced by Buyer without the necessity at any time of resorting to or exhausting any other remedy or without the necessity at any time of having recourse to this Agreement. DPH hereby waives the right to require Buyer to proceed against Seller, the Company or any other Person or to require Buyer to pursue any other remedy or enforce any other right. Until such time as all amounts owing hereunder have been paid in full, DPH shall have no rights or claims for subrogation, indemnity, reimbursement or contribution for any amounts paid under this guaranty. DPH agrees that nothing contained herein shall prevent Buyer from exercising any and all rights or remedies under this Agreement or any other document or instrument executed in connection with this Agreement if neither Seller nor DPH timely performs Seller’s Obligations, and the exercise of any of the aforesaid rights and the completion of any proceedings related thereto shall not constitute a discharge of any of DPH’s obligations hereunder, it being the express purpose and intent of DPH that DPH’s obligations hereunder shall be absolute, independent and unconditional under any and all circumstances. Neither DPH’s obligations under this guaranty nor any remedy for the enforcement thereof shall be impaired, modified, changed or released in any manner whatsoever by an impairment, modification, change, release or limitation of the liability of Seller or by reason of Bankruptcy.

10.03 Continuation of Guaranty

This guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of Seller’s Obligations is rescinded or must otherwise be restored or returned by Buyer upon Bankruptcy, dissolution, liquidation or reorganization of Seller, or upon or as a result of the appointment of any receiver, intervener or conservator of, or trustee or similar officer for, Seller or any substantial part of its property, or otherwise, as if such payments or performances had not been made.

10.04 Attorneys’ Fees and Costs of Collection

If at any time or times hereafter Buyer employs counsel to pursue collection, to intervene, to sue for enforcement of the terms hereof, or to file a petition, complaint, answer, motion or other pleading in any suit or proceeding related to this guaranty, then each such event where Buyer prevails, all of the reasonable attorneys’ fees related thereto shall be an additional liability of DPH to Buyer, payable on demand.

ARTICLE XI
BUYER’S PARENT GUARANTY

11.01 Guaranty of Performance

Nucor hereby unconditionally and irrevocably guarantees to Seller the timely performance of all obligations of Buyer under this Agreement (for purposes of this Article XI, “Buyer’s Obligations”). Seller acknowledges and agrees that Buyer’s Obligations are subject to and shall be determined in accordance with the express terms and conditions of this Agreement.

11.02 Primary Liability of Nucor

Nucor agrees that this guaranty may be enforced by Seller without the necessity at any time of resorting to or exhausting any other remedy or without the necessity at any time of having recourse to this Agreement. Nucor hereby waives the right to require Seller to proceed against Buyer or any other Person or to require Seller to pursue any other remedy or enforce any other right. Until such time as all amounts owing hereunder have been paid in full, Nucor shall have no rights or claims for subrogation, indemnity, reimbursement or contribution for any amounts paid under this guaranty. Nucor agrees that nothing contained herein shall prevent Seller from exercising any and all rights or remedies under this Agreement or any other document or instrument executed in connection with this Agreement if neither Buyer nor Nucor timely performs Buyer’s Obligations, and the exercise of any of the aforesaid rights and the completion of any proceedings related thereto shall not constitute a discharge of any of Nucor’s obligations hereunder, it being the express purpose and intent of Nucor that Nucor’s obligations hereunder shall be absolute, independent and unconditional under any and all circumstances. Neither Nucor’s obligations under this guaranty nor any remedy for the enforcement thereof shall be impaired, modified, changed or released in any manner whatsoever by an impairment, modification, change, release or limitation of the liability of Buyer or by reason of Bankruptcy.

11.03 Continuation of Guaranty

This guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of Buyer’s Obligations is rescinded or must otherwise be restored or returned by Seller upon insolvency, bankruptcy, dissolution, liquidation or reorganization of Buyer, or upon or as a result of the appointment of any receiver, intervener or conservator of, or trustee or similar officer for, Buyer or any substantial part of its property, or otherwise, as if such payments or performances had not been made.

11.04 Attorneys’ Fees and Costs of Collection

If at any time or times hereafter Seller employs counsel to pursue collection, to intervene, to sue for enforcement of the terms hereof, or to file a petition, complaint, answer, motion or other pleading in any suit or proceeding related to this guaranty, then each such event where Seller prevails, all of the reasonable attorneys’ fees related thereto shall be an additional liability of Nucor to Seller, payable on demand.

ARTICLE XII
GENERAL

12.01 Choice of Law; Submission to Jurisdiction; Dispute Resolution

(a) Arbitration. Except in connection with any dispute, Claim or controversy arising out of or related to Section 2.03, Section 9.06 or as otherwise explicitly provided herein, any dispute, Claim or controversy arising out of or relating to this Agreement or the interpretation or breach hereof shall be resolved by binding arbitration under the commercial arbitration rules of the ICC International Court of Arbitration (the “ICC Rules”) to the extent such ICC Rules are not inconsistent with this Agreement. Judgment upon the award of the arbitrators may be entered in any court having jurisdiction thereof or such court may be asked to judicially confirm the award and order its enforcement, as the case may be. The demand for arbitration shall be made by any Party hereto within a reasonable time after the Claim, dispute or other matter in question has arisen, and in any event shall not be made after the date when institution of legal proceedings, based on such Claim, dispute or other matter in question, would be barred by the applicable statute of limitations; provided, however, prior to a demand for arbitration being made, the Parties shall first agree to meet and attempt to resolve the Claim, dispute or other matter in question for a period of thirty (30) days; provided further, in the event the Parties are unable to resolve the Claim, dispute, or other matter in question following such thirty (30) day period, the respective chief executive officers of Nucor and DPH shall attempt to resolve the issue through a direct discussion for a period of ten (10) Business Days. Should the Claim, issue or other matter in question remain unresolved at such time, either Party may make a demand for arbitration. The arbitration panel shall consist of three (3) arbitrators, one of whom shall be appointed by Buyer and one of whom shall be appointed by Seller within thirty (30) days after any request for arbitration hereunder. The two arbitrators thus appointed shall choose the third arbitrator within thirty (30) days after the appointment; provided, however, that if the two arbitrators are unable to agree on the appointment of the third arbitrator within thirty (30) days after their appointment, either arbitrator may petition the ICC International Court of Arbitration to make the appointment. The place of arbitration shall be London, England and the language of arbitration shall be English. The arbitrators shall be instructed to render their decision within sixty (60) days after their selection and to allocate all costs and expenses of such arbitration (including legal and accounting fees and expenses of the respective parties) to the parties in the proportions that reflect their relative success on the merits (including the successful assertion of any defenses).

(b) Governing Law; Equitable Relief. This Agreement, including any arbitration proceedings conducted pursuant to Section 12.01(a), shall be governed and construed in accordance with the laws of the State of Delaware, USA, without reference to its conflicts of laws provisions. Nothing contained in this Section 12.01 shall prevent any Party from seeking any equitable relief, including specific performance or injunctive relief for breach of Section 5.01, to which it would otherwise be entitled from a court of competent jurisdiction.

12.02 Schedules

Any statement, notation or other disclosure in any Schedule relates only to the particular section or subsection of the Agreement under which such statement, notation or disclosure is listed and does not apply to any other section or subsection of this Agreement, except to the extent such relationship is readily apparent on the face of the disclosure contained in such Schedule or it is cross referenced with specificity. Such information and the monetary thresholds set forth herein or therein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement, except as otherwise expressly set forth in the applicable Schedule. Notwithstanding anything to the contrary set forth herein, no Schedule shall be amended, revised or otherwise modified after the Effective Date without the express written consent of Buyer.

12.03 No Third-Party Beneficiary

The terms and provisions of this Agreement (including provisions regarding employee and employee benefit matters) are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and are not intended to confer third-party beneficiary rights upon any other Person.

12.04 Waiver of Breach, Right or Remedy

The waiver by any Party of any breach or violation by another Party of any provision of this Agreement or of any right or remedy of the waiving Party in this Agreement (a) shall not waive or be construed to waive any subsequent breach or violation of the same provision, unless expressly contemplated in such waiver, (b) shall not waive or be construed to waive a breach or violation of any other provision, and (c) shall be in writing and may not be presumed or inferred from any Party’s conduct. In addition to any other rights and remedies any Party may have at law or in equity for breach of this Agreement, each Party shall be entitled to seek an injunction or specific performance to enforce the provisions of this Agreement.

12.05 Notices

In the event notice is required to be given to a Party pursuant to any provision of this Agreement, such notice shall be properly given and in full compliance with this Agreement if such notice is in writing and is delivered: (a) by an internationally recognized overnight courier, postage prepaid; (b) by personal delivery to the Party; or (c) by fax or email transmission if promptly confirmed by first-class mail, postage prepaid as follows:

If to Buyer or Nucor:

Nucor Corporation
1915 Rexford Road
Charlotte, NC 28211
Attn: Joseph A. Rutkowski
Fax: (704) 365-3279
Email: jrutkowski@nucor.com

with a copy (which shall not constitute notice) to:

Moore & Van Allen PLLC
100 North Tryon Street, Suite 4700
Charlotte, NC 28202
Attn: Ernest S. DeLaney III/Scott D. Syfert
Fax: (704) 339-5819/(704) 339-5938
Email: mikedelanay@mvalaw.com/scottsyfert@mvalaw.com

If to Seller or DPH:

Duferco Italia Holding S.p.A.
c/o Duferco S.A.
Via Bagutti 9
6900 Lugano
Switzerland
Attn: Benedict J. Sciortino/Robert P. Stein
Fax: +41 91 822 5934
Email: Robert.Stein@Duferco.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY 10166
Attn: Lorenzo Borgogni
Fax: (212) 805-5595
Email: BorgogniL@gtlaw.com

or at such other address as the parties may have furnished to the other in writing in accordance with this Section 12.05. Such notice shall be deemed delivered upon receipt if delivered personally or sent via fax or email transmission, or on the next Business Day if sent by internationally recognized overnight courier.

12.06 Severability

If any provision of this Agreement is held or determined to be illegal, invalid or unenforceable under any present or future law by a court of competent jurisdiction: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, Seller and Buyer agree to negotiate in good faith a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

12.07 Entire Agreement; Counterparts; Amendment

This Agreement and the Confidentiality Agreement supersede all prior or contemporaneous contracts, agreements and understandings and constitute the entire agreement of whatsoever kind or nature existing between or among the Parties regarding the subject matter of this Agreement and no Party shall be entitled to benefits other than those specified herein and therein. This Agreement may be executed in two (2) or more counterparts (and with fax signatures), each and all of which shall be deemed an original and all of which together shall constitute but one and the same instrument. This Agreement may not be amended except in a written instrument executed by the Parties.

12.08 Assignment

No Party may assign this Agreement, whether by operation of law or otherwise, without the prior written consent of the other Parties; provided, however, Buyer shall have the right to assign its rights and obligations hereunder at any time to any wholly-owned, direct or indirect subsidiary of Nucor, provided that Buyer notify Seller of such assignment in writing and that such wholly-owned subsidiary fully assume all of Buyer’s rights and obligations hereunder as if it were a party hereto and, provided further, that any such assignment shall not affect Buyer’s Obligations.

12.09 Publicity

The Parties shall cooperate in issuing any press releases and making any public statements, to employees of Seller, or otherwise with respect to the Transaction; provided however, the Parties may make statements consistent with and substantially similar to the statements made in the press release dated January 10, 2008. The Parties agree that any press releases announcing the execution and delivery of this Agreement and/or the Closing shall be mutually agreeable to both Parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in multiple originals by their duly authorized officers as of the Effective Date.

BUYER:	NUCOR EUROPEAN HOLDINGS BV,
a Netherlands corporation

	By:	/s/ Joseph A. Rutkowski
	Name:	Joseph A. Rutkowski
	Title:	Director
	Date:	12th May 2008
	Place:	Charlotte, NC

	By:	/s/ Y.M. Theuns & F.A. Ishaak
	Name:	Fortis Intertrust (Netherlands) B.V.
	Title:	Director
	Date:	8th May 2008
	Place:	Amsterdam

NUCOR:	NUCOR CORPORATION,
a Delaware corporation

	By:	/s/ Joseph A. Rutkowski
	Name:	Joseph A. Rutkowski
	Title:	Executive Vice President
	Date:	12th May 2008
	Place:	Charlotte, NC

[SIGNATURE PAGE CONTINUED]

SELLER:	DUFERCO ITALIA HOLDING S.P.A.,
an Italian Società per azioni

	By:	/s/ Antonio Gozzi
	Name:	Antonio Gozzi
	Title:	Director
	Date:	12th May 2008
	Place:	San Zeno

DPH:	DUFERCO PARTICIPATIONS HOLDING LTD.,
a Guernsey company

	By:	/s/ Bruno Bolfo
	Name:	Bruno Bolfo
	Title:	Director
	Date:	12th May 2008
	Place:	Lugano

	By:	/s/ Benedict J. Sciortino
	Name:	Benedict J. Sciortino
	Title:	Director
	Date:	12th May 2008
	Place:	Lugano

List of Schedules & Exhibits

Exhibits
Exhibit A	Form of Stakeholders’ Agreement
Exhibit B	Excluded Assets
Exhibit C	Form of Trademark License Agreement

Schedules
Schedule 3.01(b)	Ownership of the Company
Schedule 3.03(a)	Required Consents
Schedule 3.06	Recent Activities (Exception)
Schedule 3.07	Title to and Adequacy of Assets; Performance
Schedule 3.10(a)	Owned Real Properties
Schedule 3.10(b)	Real Property Leases
Schedule 3.11(a)	Environmental Matters
Schedule 3.11(b)	Environmental Reports
Schedule 3.11(c)	Environmental Claims
Schedule 3.12(b)	Intellectual Property
Schedule 3.12(c)	Third party rights on Intellectual Property
Schedule 3.14	List of Material Contracts
Schedule 3.15	Status of Material Contracts
Schedule 3.16(a)	Employee Contracts and Agreements
Schedule 3.16(b)	Employee Benefit Plans
Schedule 3.16(c)	Employee Benefit Plan Litigation
Schedule 3.16(e)	Medical, Surgical or Hospitalization Benefits
Schedule 3.16(f)	Change-of-Control Payments
Schedule 3.16(g)	Health and Safety Exceptions
Schedule 3.17	Litigation and Proceedings
Schedule 3.18(i)	Tax Haven Locations
Schedule 3.18(j)	Jurisdictions for Filing Tax Returns
Schedule 3.22	Related-Party Transactions
Schedule 3.24	Insurance
Schedule 5.02	Pre-Closing Conduct of Business